Exhibit 2.1

ASSET PURCHASE AGREEMENT
by and between
LSI CORPORATION
as Seller
and
NETAPP, INC.
as Buyer
dated as of March 9, 2011

-i-

-ii-

-iii-

Schedules

Schedule 1.1(a)	Individuals with Knowledge
Schedule 1.1(b)	Engenio Products
Schedule 1.1(c)	ONStor™ Products
Schedule 1.1(d)	Spare Parts Inventory Value
Schedule 2.1(a)	Contracts
Schedule 2.1(h)	Licenses
Schedule 2.1(j)	Governmental Permits
Schedule 2.1(k)	Domain Names
Schedule 2.2(f)	Excluded Contracts
Schedule 2.11	Warranty Reimbursement
Schedule 3.2	Subsidiaries
Schedule 3.4(b)	Required Consents
Schedule 3.7(a)	Leased Premises; Assumed Leases
Schedule 3.7(b)	Transferred Premises
Schedule 3.7(d)	Environmental Matters
Schedule 3.8	Compliance with Laws
Schedule 3.9	Litigation
Schedule 3.10(a)(i)	Business Employees
Schedule 3.10(a)(ii)	Unions and Works Councils
Schedule 3.10(b)	Employee Benefits
Schedule 3.11(a)	Material Contracts
Schedule 3.11(b)	Other Contracts Material to the Engenio Business
Schedule 3.12(a)	Financial Statements
Schedule 3.12(c)	Certain Events
Schedule 3.12(d)	Prepaid Revenues
Schedule 3.13	Intellectual Property
Schedule 3.14(b)	Product Liability and Recalls
Schedule 3.15(a)	Product Warranty Terms
Schedule 3.15(b)	Product Returns
Schedule 3.17	Customers and Suppliers
Schedule 5.3	Entity Level Allocation Statement
Schedule 5.4(b)	Offered Employees Minimum
Schedule 5.4(c)	Tuition Benefits; International Assignees
Schedule 5.4(d)	Severance Benefits
Schedule 7.1(b)	Required Closing Consents

Exhibits
Exhibit A	Form of Assignment and Bill of Sale and Assumption Agreement
Exhibit B	Form of Intellectual Property Agreement
Exhibit C	Form of Lease Assignment
Exhibit D	Form of Real Estate Deed
Exhibit E	Form of Sublease
Exhibit F	Form of Transition Services Agreement
Exhibit G	Form of Amendment to the Supply Agreement

-iv-

ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made as of March 9, 2011 by and between LSI CORPORATION, a Delaware corporation (“Seller” or “LSI”), and NETAPP, INC., a Delaware corporation (“Buyer”) (Buyer and Seller, together, the “Parties”).
R E C I T A L S
     A. WHEREAS, Seller and its Subsidiaries (as hereinafter defined) are, among other things, engaged through one of its business units (referred to herein as “Engenio Storage Group”) in the Engenio Business (as hereinafter defined);
     B. WHEREAS, the Engenio Business is comprised of certain assets and liabilities that are currently part of Seller and its Subsidiaries;
     C. WHEREAS, Seller and its Subsidiaries desire to sell, transfer and assign to Buyer or a Buyer Designee (as hereinafter defined), and Buyer or a Buyer Designee desires to purchase and assume from Seller and its Subsidiaries, the Purchased Assets (as hereinafter defined), and Buyer or a Buyer Designee is willing to assume, the Assumed Liabilities (as hereinafter defined), in each case as more fully described and upon the terms and subject to the conditions set forth herein; and
     D. WHEREAS, Seller and its Subsidiaries and Buyer or a Buyer Designee desire to enter into each Assignment and Bill of Sale and Assumption Agreement, the India Purchase Agreement, the Intellectual Property Agreement, each Lease Assignment, the Real Estate Deed, each Sublease, the Supply Amendment and the Transition Services Agreement (each as hereinafter defined, and collectively, the “Collateral Agreements”).
     NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Definitions
     1.1 Defined Terms
     For the purposes of this Agreement the following words and phrases shall have the following meanings:
     “Affiliate” of any Person means any Person that controls, is controlled by, or is under common control with such Person. As used herein, “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.
     “Assigned Intellectual Property” means all of the Intellectual Property and Information owned by Seller or one of its Affiliates that is used or held for use primarily in the operation or conduct of the Engenio Business and is being assigned to Buyer pursuant to the Intellectual Property Agreement, which will set forth the Assigned Software, the Assigned Technical Information, the Assigned Trademarks, and the Assigned Patents (as each such term is defined in the Intellectual Property Agreement).
     “Assignment and Bill of Sale and Assumption Agreement” means each agreement in substantially the form set forth in Exhibit A.
     “Assumed Leases” means the Leases identified on Schedule 3.7(a) to be assumed or subleased by Buyer or a Buyer Designee pursuant to a Lease Assignment or Sublease as designated on Schedule 3.7(a).
     “Benefit Plan” means each Pension Plan, Welfare Plan and employment, compensation, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock option, stock appreciation right, stock purchase, phantom stock or other equity compensation, performance, retirement, thrift, savings, stock bonus, excess benefit, supplemental unemployment, paid time off, perquisite, tuition reimbursement, outplacement, fringe benefit, vacation, sabbatical, sick leave, severance, or retention, termination, change in control, redundancy policy, workers’ compensation, retirement, cafeteria, disability, death benefit, hospitalization, medical, dental, life insurance, accident benefit, welfare benefit or other plan, program, agreement or arrangement, in each case maintained or contributed to, or required to be maintained or contributed to, by Seller or its Subsidiaries or any ERISA Affiliate, or any plan covering non-United States employees or former employees which if maintained or administered in or otherwise subject to the laws of the United States would be described in this paragraph, in each case for the benefit of any Business Employee.
     “Business Day” means a day that is not (i) a Saturday, a Sunday or a statutory or civic holiday in the State of New York, (ii) a day on which banking institutions are required by Law to be closed in the State of New York, or (iii) a day on which the principal offices of Seller or Buyer are closed or become closed prior to 2:00 p.m. local time.
     “Business Employees” means the employees of Seller or its Subsidiaries who are principally engaged in performing services for the Engenio Business.

     “Business Records” means all books, records, ledgers, tangible data, disks, tapes, other media-storing data and files or other similar information whether in hardcopy or computer format and whether stored in network facilities or otherwise, in each case to the extent used or held for use primarily in the operation or conduct of the Engenio Business, including any advertising, promotional and media materials, training materials, trade show materials and videos, engineering information, manuals and data, including databases for reference designs, product datasheets, sales and purchase correspondence, including price lists, lists of present and former customers, information concerning customer contacts, purchasing history and invoices, technical characteristics and other information reasonably required for ongoing customer relationships, lists of present and former suppliers or vendors, mailing lists, warranty information, catalogs, sales promotion literature, advertising materials, brochures, bids, records of operation, accounting and financial records, personnel and employment records, standard forms of documents, manuals of operations or business procedures, designs, research materials and product testing reports, and any information relating to any Tax imposed on any Purchased Assets or with respect to the Engenio Business, but excluding portions of such items to the extent (i) they are included in, or primarily related to, any Excluded Assets or Excluded Liabilities, or (ii) any applicable Law prohibits the transfer of such information.
     “Buyer Designee” means one or more Affiliates of Buyer identified to Seller in accordance with Section 2.10 prior to the Closing Date.
     “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §§ 9601 et seq. as amended.
     “Closing” means the closing of the transactions described in Article 7.
     “Code” means the U.S. Internal Revenue Code of 1986, as amended.
     “Confidentiality Agreement” means the Mutual Non-Disclosure Agreement between Seller and Buyer dated January 11, 2011.
     “Contracts” means all Third-Party contracts, agreements, leases and subleases, supply contracts, commitments, purchase orders, sales orders, binding offers and instruments, or other written or oral arrangements, used or held for use primarily in the operation or conduct of the Engenio Business, to which Seller or a Subsidiary is a party, including the contracts identified as to be assigned on Schedule 2.1(a) and including any such contracts, agreements, leases and subleases, supply contracts, commitments, purchase orders, sales orders and instruments (i) for the lease of machinery, equipment, motor vehicles, furniture or office equipment, (ii) for the provision of goods or services to the Engenio Business, (iii) for the sale of goods or performance of services by the Engenio Business, (iv) for the sale and distribution of the Engenio Products, and (v) any such contracts, agreements, leases and subleases, supply contracts, commitments, purchase orders, sales orders and instruments referred to in clauses (i) — (iv), inclusive, entered into between the date hereof and the Closing Date by Seller or a Subsidiary to the extent such Contracts entered into after the date hereof are entered into in the ordinary course of business consistent with past practice and outstanding as of the Closing Date, but not the Excluded Contracts.

     “Copyrights” means rights in works of authorship, including without limitation copyrights, whether registered or unregistered and whether arising under the laws of the United States or any other jurisdiction anywhere in the world, including moral rights, and all registrations and applications for registration with respect thereto.
     “Encumbrance” means any lien, encumbrance, claim, charge, security interest, mortgage, pledge, easement, encroachment, building or use restriction, capital lease, conditional sale or other title retention agreement, covenant or other similar restriction, adverse claims of ownership or use, or other similar restriction or Third Party right affecting the Purchased Assets, but shall not include Permitted Encumbrances.
     “Engenio Business” means the worldwide design, engineering, manufacturing, use, marketing, sale and distribution of external storage systems products and related embedded and value-added software and other components for use in external storage markets consisting of open, modular storage products comprised of complete systems and sub-assemblies configured from modular components, as carried on and conducted by the Engenio Storage Group since January 1, 2006, but excluding (a) the RAID adapter business of Seller which develops LSI® MegaRAID® and 3ware® storage controllers and software, (b) the ONStor™ clustered NAS gateway and non-integrated file storage products business of Seller which develops ONStor™ Products; (c) other semiconductor devices supplied by Seller to the Engenio Storage Group, and (d) any billing, order entry, fulfillment, accounting, collections or other corporate centralized functional organizations within, or controlled by, Seller.
     “Engenio Product(s)” means all products and components thereof to the extent such components are owned, designed or manufactured by, or on behalf of, Seller or its Affiliates (but not any semiconductor devices supplied by Seller to the Engenio Storage Group) that are used or held for use primarily in the Engenio Business, including without limitation those listed on Schedule 1.1(b), which are under development, produced, marketed or sold by Seller or an Affiliate or Subsidiary of Seller, or have been developed, produced, marketed or sold by Seller or an Affiliate or Subsidiary of Seller since January 1, 2006.
     “Environmental Law” means any Law that governs the existence of or provides a remedy for release of Hazardous Substances, the protection of persons, natural resources or the environment, the management of Hazardous Substances, or other activities involving Hazardous Substances including under CERCLA, the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. Section § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., and the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., or any other similar Law, as any such Law has been amended or supplemented, and the regulations promulgated pursuant thereto.
     “Environmental Liability” means any liability arising in connection with or in any way relating to Seller or a Subsidiary, any property now or previously owned, leased or operated by such Seller or a Subsidiary (or any predecessor thereof), the Engenio Business, or the Purchased Assets which (i) arise under or relate to any Environmental Law and (ii) relate to actions occurring or conditions existing on or before the Closing Date.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means each Subsidiary and any other Person that, together with Seller or any of the Subsidiaries is (or at the relevant time was) treated as a single employer under Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder.
     “Excluded Contracts” means those Contracts (i) identified in Schedule 2.2(f), (ii) under which performance by Seller or an Affiliate of Seller has been completed and for which there is no remaining warranty, maintenance, or support obligation and under which performance by the counterparty has been completed and for which there is no remaining payment obligation of such party, (iii) that constitute a General Purchase Agreement, or (iv) primarily related to Excluded Assets or Excluded Liabilities.
     “Excluded Taxes” means any liability, obligation or commitment, whether or not accrued, assessed or currently due and payable, with respect to (i) any Taxes of Seller or its Affiliates (including any liability of Seller or its Affiliates for the Taxes of any other Person (other than Buyer or its Affiliates) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law)), as a transferee or successor, by contract or otherwise, (ii) any Taxes relating to, pertaining to, or arising out of, the Engenio Business or the Purchased Assets for any Pre-Closing Tax Period, including all interest, penalties or other amounts with respect thereto accruing in Post-Closing Tax Periods, and (iii) any Taxes required by Law to be paid by Seller or any Subsidiary (or withheld from Seller by Buyer or a Buyer Designee) as a result of their sale of Purchased Assets in any jurisdiction (including any mandatory withholding Taxes) other than (x) any Transfer Taxes to be paid by Buyer or a Buyer Designee under Section 2.9(b) and (y) any Taxes to the extent deducted an withheld by Buyer or a Buyer Designee at Closing pursuant to Section 2.9(a).
     “Fixtures and Supplies” means all fixtures, improvements, furniture, furnishings, office and other supplies, vehicles, and other tangible personal property owned by Seller or a Subsidiary and used or held for use primarily in the operation or conduct of the Engenio Business that are located on the Transferred Premises or at the real property which is leased pursuant to the Assumed Leases, including desks, tables, chairs, file cabinets, racks, cubicles and other storage devices and office supplies and any additions, improvements, replacements and alterations thereto between the date hereof and the Closing Date and all warranties and guarantees, if any, express or implied with respect to the foregoing, but excluding any such items primarily related to Excluded Assets or Excluded Liabilities.
     “GAAP” means U.S. generally accepted accounting principles.
     “General Purchase Agreements” means Third-Party supply contracts or other agreements between Seller or an Affiliate of Seller and a Third Party pursuant to which Seller or an Affiliate purchases products or services from such Third-Party for any of Seller’s or an Affiliate’s businesses and not used or held for use primarily in the operation or conduct of the Engenio Business.
     “Governmental Body” means any legislative, executive or judicial unit of any governmental entity (supranational, national, federal, provincial, state or local) or any department, commission, board, agency, bureau, official or other regulatory, administrative or judicial authority thereof.
     “Governmental Permits” means all governmental permits and licenses, certificates of inspection, approvals or other authorizations issued to Seller or a Subsidiary with respect to the Engenio Business or the Premises and necessary for the operation of the Engenio Business or the Premises as currently conducted under applicable Laws, including those identified on Schedule 2.1(j).
     “Hazardous Substance” means (i) any hazardous, toxic or dangerous waste, substance or material defined as such pursuant to any Environmental Law, (ii) asbestos or PCBs and (iii) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Body pursuant to any Environmental Law.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “India Purchase Agreement” means an agreement reasonably satisfactory to both parties for the sale or transfer of Purchased Assets in India.
     “Information” means any and all documented and undocumented information (excluding Patents), including any technical information, Trade Secrets and other confidential information, data and drawings of whatever kind in whatever medium, specifications, techniques, know-how, network configurations and architectures, APIs, subroutines, techniques, user interfaces, URLs works of authorship, algorithms, formulae, protocols, schematics, compositions, processes, designs, bills of material, sketches, photographs, graphs, drawings, samples, non-patented inventions, discoveries, developments and ideas, build instructions, Software code (in any form, including source code and executable or object code), build scripts, test scripts, databases and data collections, past and current manufacturing and distribution methods and processes, tooling requirements, current and anticipated customer requirements, price lists, part lists, customer lists, market studies, business plans, database technologies, systems, structures, architectures, improvements, devices, concepts, methods and information, however documented and whether or not embodied in any tangible form, and any and all notes, analysis, compilations, studies, summaries, and other material containing or based, in whole or in part, on any information included in the foregoing, and including all tangible embodiments of any of the foregoing. “Information” does not include any semiconductor integrated circuit design or manufacturing technology.
     “Intellectual Property” means all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction anywhere in the world: (a) Copyrights, (b) Trademarks, (c) Patents, (d) Trade Secrets, (e) mask work rights and other rights protecting integrated circuit or chip topographies or designs, and any applications for registration therefor, (f) rights in databases and data collections (including knowledge databases, customer lists and customer databases), whether registered or unregistered, and any applications for registration therefor; (g) rights in URL and domain name registrations, (h) rights in inventions (whether or not patentable)

and improvements thereto, and (i) any other proprietary, intellectual or industrial property rights of any kind or nature now known or hereafter recognized in any jurisdiction worldwide.
     “Intellectual Property Agreement” means the agreement in substantially the form set forth in Exhibit B.
     “Inventory” means all inventory, wherever located, including raw materials, work in process, recycled materials, demo and evaluation inventory, finished products, inventoriable supplies, and non-capital spare parts owned by Seller or an Affiliate or Subsidiary and used or held for use primarily in the operation or conduct of the Engenio Business, and any rights of Seller or a Subsidiary to the warranties received from suppliers and any related claims, credits, rights of recovery and set-off with respect to such Inventory, but only to the extent such rights are assignable, but excluding any such items primarily related to Excluded Assets or Excluded Liabilities.
     “IRS” means the U.S. Internal Revenue Service.
     “knowledge of Seller” or “to Seller’s knowledge” means the actual knowledge of the individuals specified on Schedule 1.1(a) after reasonable investigation.
     “Law” means any supranational, national, federal, state, provincial or local law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree of any country.
     “Lease” means the lease to be assigned or subleased, as the case may be, together with all amendments, modifications or supplements thereto, for any of the Leased Premises.
     “Lease Assignment” means each assignment agreement with respect to a Lease in substantially the form set forth in Exhibit C.
     “Leased Equipment” means the vehicles, computers, servers, machinery and equipment and other similar items leased and used or held for use by Seller or a Subsidiary primarily in the operation or conduct of the Engenio Business but excluding any such items primarily related to Excluded Assets or Excluded Liabilities.
     “Leased Premises” means the real property identified on Schedule 3.7(a), together with all rights, easements and privileges appertaining or relating to such real property, and all improvements located thereon, that is leased by Seller or a Subsidiary from Third Parties and used or held for use by Seller or a Subsidiary primarily in the operation or conduct of the Engenio Business.
     “Licensed Intellectual Property” means all of the Intellectual Property and Information that is being licensed to Buyer pursuant to the Intellectual Property Agreement, which sets forth the Licensed Software, the Licensed Technical Information and the Licensed Patents (as each such term is defined in the Intellectual Property Agreement).
     “Licenses” means all licenses, agreements and other arrangements identified on Schedule 2.1(h) under which Seller or a Subsidiary has the right to use any Intellectual Property or Information of a Third Party which is used or held for use primarily in the operation or conduct of the Engenio Business but not (i) the Nonassignable Licenses, (ii) Contracts for non-customized Software that is licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license, and not incorporated into, or used directly in, the development, manufacturing or distribution of, any of the Engenio Products or services of the Engenio Business and is generally available to the public on standard, non-negotiated terms (“Standard Software”), or (iii) any such items primarily related to Excluded Assets or Excluded Liabilities.
     “Nonassignable Licenses” means those Licenses of Intellectual Property or Information under which Seller or an Affiliate of Seller is the licensee that are (i) not to be assigned as set forth on Schedule 2.1(h) or (ii) related to other businesses of Seller or an Affiliate of Seller and not used or held for use primarily in the operation or conduct of the Engenio Business, including Contracts for Standard Software and corporate wide information technology licenses used to operate Seller’s retained businesses.
     “ONStor™ Products” means those clustered NAS gateway and non-integrated file storage products listed on Schedule 1.1(c).
     “Patents” means patents or patent applications worldwide of any kind or nature (including industrial designs and utility models that are subject to statutory protection), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related counterparts to such patents and patent applications, wheresoever issued or pending anywhere in the world.
     “Pension Plan” means each “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) or similar equivalent under applicable Laws other than the United States.
     “Permitted Encumbrances” means any (i) statutory lien for Taxes, assessments and other governmental charges or liens of carriers, landlords, warehouseman, mechanics and material men incurred in the ordinary course of business, in each case for sums not yet due and payable, (ii) liens incurred or deposits made in the ordinary course of the Engenio Business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (iii) licenses or covenants granted by Seller or an Affiliate of Seller in connection with sales of products or patent licensing activities in the ordinary course of business, (iv) any use or other building restriction set forth in the Leases for the Leased Premises, (v) any Encumbrances that are set forth on the title commitment for the Transferred Premises and (vi) any Encumbrance or minor imperfection in title and minor encroachments, if any, that, individually or in the aggregate, are not material in amount, do not materially interfere with the conduct of the Engenio Business or with the use of the Purchased Assets and do not materially affect the value of the Purchased Assets or the Engenio Business.
     “Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust, unincorporated organization or other entity, or any government or regulatory, administrative or political subdivision or agency, department or instrumentality thereof.
     “Post-Closing Tax Period” means any Tax period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning the day after the Closing Date.
     “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Closing Date.
     “Premises” means the (i) Leased Premises, (ii) the Transferred Premises, and (iii) the premises owned by Seller or a Subsidiary that are not being transferred hereunder, in each case that are used by the Engenio Business.
     “Principal Equipment” means all personal property of Seller or a Subsidiary used or held for use by Seller or a Subsidiary primarily in the operation or conduct of the Engenio Business including such personal property located (i) on the Transferred Premises, at the real property which is leased pursuant to the Assumed Leases or at the Bangalore facility or (ii) at any other facility owned, leased or operated by or for the Engenio Business or at any contract manufacturer or original design manufacturer and including without limitation all computers, laptops, cell phone devices, smartphones, servers, printers, copiers, faxes, machinery, equipment (including any related replacement or spare parts, components dies, molds, tools, and tooling), phone or conferencing equipment, network equipment, data processing equipment and peripheral equipment and other similar items of personal property, but not (x) the Leased Equipment, (y) any such items primarily related to Excluded Assets or Excluded Liabilities, or (z) any such item of Principal Equipment abandoned by Buyer, at its sole election, that remains at any facility of Seller or its Subsidiary (other than the Transferred Premises or the real property being leased pursuant to the Assumed Leases) for 30 days following the Closing Date. Principal Equipment includes rights to the warranties received from the manufacturers and distributors of such items and to any related claims, credits, rights of recovery and set-off with respect to such items, but only to the extent that such rights are assignable.
     “Real Estate Deed” means a limited warranty deed with respect to the Transferred Premises, in substantially the form set forth in Exhibit D.
     “Return” means any return, declaration, report, claim for refund, or information return or statement, and any other document filed or required to be filed in respect of any Tax, including any schedule or attachment thereto or amendment thereof.
     “Seller Material Adverse Effect” means any fact, circumstance, change, condition or effect that, individually or when taken together with all other such facts, circumstances, changes, conditions or effects that exist at the date of determination of the occurrence of the Seller Material Adverse Effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of the Engenio Business, taken as a whole, or Seller’s ability to perform its obligations under this Agreement and the Collateral Agreements or consummate the transactions contemplated hereby or thereby; provided, however, that no facts, circumstances, changes, conditions or effects (by themselves or when aggregated with any other facts, circumstances, changes, conditions or effects) resulting from, relating to or arising out of the items enumerated in sub-clauses (i) to (vi) below shall be deemed to be or constitute a Seller Material Adverse Effect, and no facts, circumstances, changes, conditions or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Seller Material Adverse Effect has occurred or may, would or could occur: (i) general economic, financial or political conditions in the United States or any other jurisdiction in which the Engenio Business has substantial business or operations, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on the Engenio Business, taken as a whole, relative to other external storage businesses of comparable size; (ii) conditions in the storage industry, and any industry-wide changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on the Engenio Business, taken as a whole, relative to other external storage businesses of comparable size; (iii) conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a materially disproportionate impact on the Engenio Business, taken as a whole, relative to other external storage businesses of comparable size; (iv) acts of terrorism or war to the extent that such acts do not have a materially disproportionate impact on the Engenio Business, taken as a whole, relative to other external storage businesses of comparable size; (v) directly from the announcement or pendency of this Agreement and the transactions contemplated hereby, including negative reactions of any OEMs or customers to the sale announcement; or (vi) directly from compliance by Seller or its Subsidiaries with the express terms of this Agreement or the failure by Seller or its Subsidiaries to take any action that is prohibited by this Agreement.
     “Software” means any and all (a) computer programs, including any and all software implementations of algorithms, heuristics models and methodologies, whether in source code or object code, (b) testing, validation, verification and quality assurance materials, (c) databases, conversion, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise, (d) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (e) software development processes, practices, methods and policies recorded in permanent form, relating to any of the foregoing, (f) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing and (g) all documentation, including user manuals, web materials, and architectural and design specifications and training materials, relating to any of the foregoing.
     “Straddle Period” means any Tax period that begins on or before and ends after the Closing Date.
     “Sublease” means each sublease with respect to a Lease in substantially the form set forth in Exhibit E.
     “Subsidiary” means each entity listed on Schedule 3.2.

     “Supply Amendment” means the amendment to that certain Master OEM Agreement effective as of June 17, 2005 between Seller and Buyer in substantially the form set forth in Exhibit G.
     “Tax” means a tax of any kind, and all charges, fees, customs, levies, duties, imposts, required deposits or other assessments, whether federal, state, local or foreign, including all net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, registration, withholding, payroll, employment, social security, worker’s compensation, unemployment, occupation, capital stock, ad valorem, value added, transfer, gains, profits, net worth, asset, transaction, real property, personal property, alternative, add-on minimum, escheat or estimated tax or other tax, including any interest, penalties or additions to tax with respect thereto, whether disputed or not, imposed upon any Person by any taxing or social security authority or other Governmental Body under applicable Law.
     “Third Party” means any Person not an Affiliate of the other referenced Person or Persons.
     “Trademarks” means trademarks, trade names, corporate names, business names, trade styles, service marks, service names, logos, slogans, 800 numbers, or other source or business identifiers and general intangibles of like nature, together with goodwill associated therewith, whether registered or unregistered and whether arising under the laws of the United States or any state or territory thereof or any other jurisdiction anywhere in the world, and registrations and applications for registration with respect to any of the foregoing.
     “Trade Secrets” means all information of any kind or nature, in whatever form and whether or not embodied in a tangible medium, including customer lists, concepts, ideas, methods, processes, know-how, methodologies, designs, plans, schematics, bill of materials, drawings, formulae, technical data, specifications, research and development information, technology and product roadmaps, models, data bases, marketing materials and other proprietary or confidential information, in each case to the extent any of the foregoing derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that cover or protect any of the foregoing.
     “Transferred Premises” means the real property identified on Schedule 3.7(b), together with all rights, easements and privileges appertaining or relating to such real property, and all improvements located on such real property.
     “Transition Services Agreement” means the agreement in substantially the form set forth in Exhibit F.
     “Warranty Cap” means fourteen million five hundred thousand U.S. dollars ($14,500,000) less the fair market value of spare parts Inventory transferred to Buyer useable to service warranty obligations for Engenio Products listed on Schedule 1.1(b) sold prior to the Closing, which fair market value shall not exceed the dollar amount set forth on Schedule 1.1(d).
     “Welfare Plan” means each “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA) or similar applicable Laws of jurisdictions other than the United States.

     1.2 Additional Defined Terms
     For purposes of this Agreement, the following terms shall have the meanings specified in the Sections indicated below:

Term	Section
“Accrued Amounts”	Section 5.4(g)
“Agreement”	Preamble
“Allocation”	Section 5.3(c)
“Antitrust Division”	Section 5.6(b)
“ARD Jurisdiction”	Section 5.4(b)
“ARD Regulations”	Section 2.4(d)
“Asset Level Allocation Statement”	Section 5.3(c)
“Assigned Patents”	Section 3.13(a)
“Assigned Registered IP”	Section 3.13(a)
“Assigned Trademarks”	Section 3.13(a)
“Assumed Liabilities”	Section 2.4
“Balance Sheet”	Section 3.12(a)
“Bulk Sales Laws”	Section 2.8
“Buyer”	Preamble
“Buyer Indemnified Party”	Section 9.3(b)
“Buyer Proprietary Information”	Section 6.3
“Buyer Savings Plan”	Section 5.4(f)
“Cap Amount”	Section 9.3(f)
“Closing Date”	Section 7.3
“Closing Statement”	Section 5.16
“Collateral Agreements”	Recital D
“Engenio Intellectual Property”	Section 3.13(b)
“Engenio Storage Group”	Recital A
“Engenio Trade Secrets”	Section 3.13(g)
“Employment Related Liabilities”	Section 2.5(g)
“Entity Level Allocation Statement”	Section 5.3(b)
“Excluded Assets”	Section 2.2
“Excluded Leased Equipment”	Section 5.5(b)
“Excluded Liabilities”	Section 2.5
“FTC”	Section 5.6(b)
“Indemnified Party”	Section 9.3(a)
“Indemnifying Party”	Section 9.4(a)
“Leave Employees”	Section 5.4(b)
“Losses”	Section 9.3(a)
“LSI”	Preamble
“Material Contracts”	Section 3.11(a)
“Nonassignable Assets”	Section 2.6(c)
“Offered Employees”	Section 5.4(b)
“Parties”	Preamble
“Property Taxes”	Section 2.9(c)
“Purchase Price”	Section 2.3

Term	Section
“Purchased Assets”	Section 2.1
“Purchased Leased Equipment”	Section 5.5(b)
“Reasonable Efforts”	Section 5.8(a)(v)
“Required Closing Consents”	Section 7.1(b)
“Required Consents”	Section 3.4(b)
“Securities Act”	Section 5.14(a)
“Seller”	Preamble
“Seller Indemnified Party”	Section 9.3(c)
“Seller Name”	Section 5.8(a)
“Seller Proprietary Information”	Section 6.2
“Shared Contracts”	Section 2.6
“Termination Date”	Section 11.1(e)
“Third-Party Claim”	Section 9.4(a)
“Threshold Amount”	Section 9.3(f)
“Transfer Taxes”	Section 2.9(b)
“Transferred Employees”	Section 5.4(b)
“Unaudited Business Financials”	Section 3.12(a)
“WARN Act”	Section 3.10(j)
     1.3 Other Definitional and Interpretive Matters
     Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:
     (a) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the starting reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
     (b) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
     (c) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
     (d) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
     (e) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

     (f) Currency. All currency references included herein shall refer to United States dollars.
     (g) Reasonable Commercial Efforts. Reasonable commercial efforts means that the obligated party is required to make a diligent, reasonable and good faith effort to accomplish the applicable objective. Such obligation, however, does not require an expenditure of funds or the incurrence of a liability on the part of the obligated party, nor does it require that the obligated party act in a manner that would be contrary to normal commercial practices in order to accomplish the objective. The fact that the objective is or is not actually accomplished is not, by itself, an indication that the obligated party did or did not in fact utilize its reasonable commercial efforts in attempting to accomplish the objective.
     (h) Schedules and Exhibits. The Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any matter disclosed by either party on any one Schedule with respect to any representation, warranty or covenant of such party shall be deemed disclosed for purposes of all other representations, warranties or covenants of such party to the extent that it is reasonably apparent from such disclosure that it also relates to such other representations, warranties or covenants.
2. Purchase and Sale of the Engenio Business
     2.1 Purchase and Sale of Assets
     Upon the terms and subject to the conditions of this Agreement and in reliance on the representations and warranties contained herein, on the Closing Date, Seller shall, or shall cause one or more of its Subsidiaries, as appropriate, to, grant, bargain, sell, transfer, assign, convey and deliver to Buyer or one or more Buyer Designees, and Buyer or one or more Buyer Designees shall purchase, acquire and accept from Seller or the applicable Subsidiary, all of the right, title and interest in, to and under the Purchased Assets that Seller or the applicable Subsidiary owns, leases, licenses, possesses or uses as the same shall exist on the Closing Date, wherever located, free and clear of Encumbrances. For purposes of this Agreement, “Purchased Assets” means all the assets, properties and rights used or held for use by Seller or the applicable Subsidiary primarily in the operation or conduct of the Engenio Business, whether tangible or intangible, real, personal or mixed, including the asset categories set forth or described in paragraphs (a) through (s) below (except in each case for the Excluded Assets), to the extent used or held for use primarily in the operation or conduct of the Engenio Business, whether or not any of such assets, properties or rights have any value for accounting purposes or are carried or reflected on or specifically referred to in Seller’s or the applicable Subsidiary’s books or financial statements:
     (a) the Contracts;
     (b) the Assumed Leases and any deposits related thereto;
     (c) the Transferred Premises;
     (d) the Principal Equipment and Purchased Leased Equipment;

     (e) the Fixtures and Supplies;
     (f) the Inventory;
     (g) the Assigned Intellectual Property;
     (h) the Licenses;
     (i) the Business Records;
     (j) the Governmental Permits (but only to the extent that such Governmental Permits are assignable or transferable to Buyer);
     (k) the registered domain names listed on Schedule 2.1(k);
     (l) all prepaid expenses for leased and rented equipment;
     (m) all prepaid deposits for customer orders to be completed after the Closing Date;
     (n) all Seller’s lease deposits for the Assumed Leases;
     (o) all Third Party prepaid royalties and maintenance and support for Licenses;
     (p) all rights to the claims, causes of action, rights of recovery, and rights of set-off, made or asserted against any Person on or after the Closing Date relating to the Purchased Assets, whether arising out of actions or conditions occurring prior to, on, or after the Closing Date, including all rights to sue for or assert claims against and seek remedies for past, present and future infringements of any of the Assigned Intellectual Property and rights of priority and protection of interests therein and to retain any and all damages, settlement amounts and other amounts therefrom;
     (q) all guarantees, warranties, indemnities and similar rights in favor of Seller or an applicable Subsidiary related to the items identified in clauses (a) through (h) above;
     (r) the goodwill of the Engenio Business; and
     (s) in the event Buyer or a Buyer Designee establishes or maintains a healthcare reimbursement or spending account program as of the Closing Date for Transferred Employees then, with respect to each such Transferred Employee who as of the Closing Date has a positive balance in Seller’s healthcare reimbursement or spending account program, each such Transferred Employee’s balance in Seller’s health reimbursement or spending account shall be credited to the healthcare reimbursement or spending account program of Buyer or an applicable Buyer Designee.
     2.2 Excluded Assets
     Notwithstanding the provisions of Section 2.1, it is hereby expressly acknowledged and agreed that the Purchased Assets shall not include, and neither Seller nor any Subsidiary is granting, bargaining, selling, transferring, assigning, conveying or delivering to Buyer or a Buyer

Designee, and neither Buyer nor any Buyer Designee is purchasing, acquiring or accepting from Seller or any Subsidiary, any of the rights, properties or assets set forth or described in paragraphs (a) through (k) below (the rights, properties and assets expressly excluded by this Section 2.2 or otherwise excluded by the terms of Section 2.1 from the Purchased Assets being referred to herein as the “Excluded Assets”):
     (a) any of Seller’s or its Affiliate’s receivables, cash, cash equivalents, bank deposits or similar cash items (other than deposits related to the Assumed Leases) or employee receivables;
     (b) any Intellectual Property or Information of Seller or any Affiliate other than the Assigned Intellectual Property or the Licensed Intellectual Property;
     (c) any (i) confidential personnel records pertaining to any Business Employee to the extent applicable Law prohibits the transfer of such information, or (ii) other books and records that Seller or any Affiliate of Seller is required by Law to retain; provided, however, that Buyer shall have the right, to the extent permitted by Law and subject to reasonable restrictions, to make copies of any portions of such retained confidential personnel records and other books and records that relate to the Engenio Business, the Purchased Assets, the Assumed Liabilities or the Transferred Employees; and (iii) any information management system of Seller or any Affiliate of Seller other than those used or held for use primarily in the operation or conduct of the Engenio Business;
     (d) any claim, right or interest of Seller or any Affiliate of Seller in or to any refund, rebate, abatement or other recovery for Excluded Taxes, together with any interest due thereon or penalty rebate arising therefrom;
     (e) subject to Section 5.8, any rights to, or the use of, the “LSI” or “LSI Corporation” trademarks;
     (f) the Excluded Contracts, the Nonassignable Licenses and the Excluded Leased Equipment;
     (g) any insurance policies or rights of proceeds thereof;
     (h) except as specified in Section 2.1, any of Seller’s or any Affiliate’s rights, claims or causes of action against Third Parties relating to the assets, properties or operations of the Engenio Business arising out of transactions occurring prior to, and including, the Closing Date;
     (i) except as specifically provided in Section 5.4 or the applicable Assignment and Bill of Sale and Assumption Agreement for any particular jurisdiction, any of the assets of the Benefits Plans;
     (j) all other assets, properties, interests and rights of Seller or any Affiliate relating primarily to (i) the RAID adapter business of Seller which develops LSI® MegaRAID® and 3ware® storage controllers and software and (ii) the ONStor™ clustered NAS gateway and non-integrated file storage products business of Seller which develops ONStor™ Products; and

     (k) all other assets, properties, interests and rights of Seller or any Affiliate not related primarily to the Engenio Business.
     2.3 Purchase Price
     In consideration of the grant, bargain, sale, transfer, assignment, conveyance and delivery by Seller and the Subsidiaries of the Purchased Assets to Buyer or a Buyer Designee, and in addition to assuming the Assumed Liabilities, Buyer and/or a Buyer Designee(s) shall pay to Seller or the applicable Subsidiary at the Closing, an aggregate amount equal to four hundred eighty million dollars ($480,000,000) (the “Purchase Price”) in cash by wire transfer of immediately available funds to an account designated by Seller’s written instructions to Buyer at least two (2) Business Days prior to the Closing Date.
     2.4 Assumed Liabilities
     On the Closing Date, Buyer or one or more Buyer Designee shall execute and deliver to Seller each Assignment and Bill of Sale and Assumption Agreement and one or more Lease Assignments or Subleases pursuant to which Buyer or any such Buyer Designee shall accept, assume and agree to pay, perform or otherwise discharge, in accordance with the respective terms and subject to the respective conditions thereof, the Assumed Liabilities. For purposes of this Agreement, “Assumed Liabilities” means the liabilities and obligations set forth or described in paragraphs (a) through (d) below, whether or not any such liability or obligation has a value for accounting purposes or is carried or reflected on or specifically referred to in either Seller’s or the applicable Subsidiary’s books or financial statements:
     (a) the liabilities and obligations arising after the Closing Date under the Assumed Leases and the transferred Contracts, Licenses and Governmental Permits, but excluding the liabilities and obligations set forth in Sections 2.5(h), 2.5(i), and 2.5(j);
     (b) with respect to the Engenio Business, any support obligations and product warranty and sales return liabilities arising after the Closing Date from sales in the ordinary course of business after the Closing Date of the Engenio Products listed on Schedule 1.1(b);
     (c) any support obligations and any product warranty liabilities arising after the Closing Date from sales in the ordinary course of Business of the Engenio Products listed on Schedule 1.1(b) on or before the Closing Date but only to the extent that such support obligations (including personnel costs) and product warranty liabilities exceed the Warranty Cap; and
     (d) except as provided herein, the obligations and liabilities with respect to the Transferred Employees (including European Union Council Directive 77/187 as amended by the European Union Council Directive 2001/23 (Acquired Rights Directive) or any local laws which implement the same (the “ARD Regulations”)), the Engenio Business or the Purchased Assets in any of the foregoing cases arising from, or in connection with, the operation or conduct of the Engenio Business or the ownership of the Purchased Assets by Buyer or a Buyer Designee after the Closing Date.

     2.5 Excluded Liabilities
     Neither Buyer nor any Buyer Designee shall assume or be obligated to pay, perform or otherwise assume or discharge any liabilities or obligations of Seller or any of its Affiliates, whether direct or indirect, known or unknown, absolute or contingent, except for the Assumed Liabilities (all of such liabilities and obligations not so assumed being referred to herein as the “Excluded Liabilities”). For the avoidance of doubt, the parties agree that the Excluded Liabilities include, but are not limited to, any and all liabilities or obligations set forth or described in paragraphs (a) through (n) below, whether or not any such liability or obligation has a value for accounting purpose or is carried or reflected on or specifically referred to in Seller’s or the applicable Subsidiary’s books or financial statements:
     (a) any liability or obligation that arises from, or in connection with, the operation or the conduct of the Engenio Business or the ownership of the Purchased Assets on or prior to the Closing Date;
     (b) any Excluded Taxes;
     (c) any Environmental Liabilities;
     (d) any liability or obligation arising out of or related to any Excluded Asset;
     (e) any trade payable that arises from, or in connection with, the operation or the conduct of the Engenio Business or the ownership of the Purchased Assets on or prior to the Closing Date;
     (f) any indebtedness for borrowed money or guarantees thereof of Seller and its Subsidiaries or intercompany obligations of Seller or any Subsidiary;
     (g) except as set forth in Section 5.4(c), any liability or obligation relating to or arising out of (i) the employment and/or any termination of such employment by Seller or any Subsidiary of any employee or former employee of Seller or a Subsidiary on or before the Closing Date, including any and all liability or obligation relating to wages, remuneration, compensation, unreimbursed expenses, benefits, severance, pensions, sabbatical, vacation, personal days, floating holidays or other paid-time-off, working time related benefits, time savings accounts, end of career indemnities, 13th month payment or similar, anniversary bonus, early retirement, old-age part-time (Altersteilzeit) (including any amounts which Seller or any Subsidiary has book-reserved), reconciliation of interests (Interessenausgleich), social plans (Sozialplan), works council negotiation procedure, social security and related costs (together, the “Employment-Related Liabilities”) of the employees or former employees of the Seller or any Subsidiary or Seller’s or any Subsidiary’s obligation to comply with the ARD Regulations, in each case, that are accrued or in the course of accrual or relate to periods prior to and on the Closing Date or that relate on a prorate temporis basis to the period prior and including the Closing Date; (ii) any employee’s or former employee’s or his/her dependents’ rights or obligations under any fringe benefit of employment with Seller or a Subsidiary, including any Benefit Plan; (iii) any retention payments owed to Business Employees pursuant to arrangements entered into on or prior to the Closing Date by Seller or a Subsidiary; and/or (iv) the employment or the termination of employment (whether before, on or after Closing) or the transfer by operation of Law, in each case as a result of the transaction contemplated by this Agreement, of any person who is not a Transferred Employee but who claims or is deemed to transfer to the Buyer or any Buyer Designee by operation of Law, including, without limitation, liabilities and obligations and Losses arising from, or connected with, any Employment-Related Liabilities;
     (h) any liability and obligation which arises out of or relates to any breach, default or violation by Seller or its Affiliates of the Assumed Leases and the Contracts, Licenses and Governmental Permits occurring on or prior to the Closing Date or which arises out of violation of applicable Law, in each case by Seller or its Affiliates;
     (i) except as set forth in Section 2.4(c), any support obligations (including personnel costs) and any product warranty liabilities arising from sales of Engenio Products listed on Schedule 1.1(b) on or before the Closing Date;
     (j) any support obligations (including personnel costs) and any product warranty and sales return or product return liabilities arising from sales of ONStor™ Products on, before or after the Closing Date;
     (k) any liability or obligation in connection with, or relating to, any actions, suits, claims or proceedings against Seller or any Subsidiary which arise out of, accrue, or relate to (i) the operation or conduct of the Engenio Business or (ii) the ownership of the Purchased Assets in each case on or before the Closing Date;
     (l) any benefit liability or obligation relating to or arising in connection with Section 4980B of the Code (COBRA) or otherwise by operation of applicable Law to provide continuation of health care coverage to employees or former employees of Seller or a Subsidiary or their dependents arising from a qualifying event occurring on or before the Closing Date;
     (m) any liability or obligation arising from any (i) customer rebates or market development funds on or before the Closing Date and (ii) sales returns or product returns arising from sales of Engenio Products listed on Schedule 1.1(b) on or before the Closing Date; and
     (n) except as set forth in Section 5.4(c), any liability or obligation arising from or relating to any Benefit Plan.
     2.6 Further Assurances; Further Conveyances and Assumptions; Consent of Third Parties
     (a) From time to time following the Closing to the extent permitted by applicable Law and subject to reasonable restrictions, Seller shall, or shall cause its Affiliates to, make available to Buyer or a Buyer Designee such confidential data and information in personnel records of Transferred Employees as is reasonably necessary for Buyer to integrate such employees into Buyer’s or a Buyer Designee’s workforce and comply with its obligations under Section 5.4.
     (b) From time to time following the Closing, Seller and Buyer shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to assure fully to Buyer and its Affiliates and each of their respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Buyer or a Buyer Designee under this Agreement and the Collateral Agreements and to assure fully to Seller and its Affiliates and each of their respective successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Buyer or a Buyer Designee under this Agreement and the Collateral Agreements, and to otherwise make effective the transactions contemplated hereby and thereby (including (i) transferring back to Seller or a Subsidiary any asset or liability not contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which asset or liability was transferred to Buyer or a Buyer Designee at the Closing, and (ii) transferring to Buyer or a Buyer Designee any asset or liability contemplated by this Agreement to be a Purchased Asset or an Assumed Liability, respectively, which was not transferred to Buyer or a Buyer Designee at the Closing).
     (c) Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Purchased Asset, including any Contract, Lease, License, Governmental Permit, certificate, approval, authorization or other right, which by its terms or by Law is nonassignable without the consent of a Third Party or a Governmental Body or is cancelable by a Third Party in the event of an assignment (“Nonassignable Assets”) (provided that in the event that Buyer or a Buyer Designee notifies Seller that any Purchased Asset should be transferred notwithstanding the right of a Third Party to cancel in the event of an assignment, then such Purchased Asset that is cancelable by a Third Party in the event of assignment shall not be included as a Nonassignable Asset for purposes of this Agreement) unless and until such consents shall have been obtained. Seller shall use all reasonable commercial efforts to obtain such consents and deliver any required notices prior to Closing, and Buyer shall, and shall cause its Affiliates to, cooperate with Seller to obtain such consents promptly. To the extent permitted by applicable Law, in the event consents to the assignment thereof cannot be obtained, Seller and Buyer shall, and shall cause their respective Affiliates to, cooperate in a mutually agreeable arrangement under which (i) Buyer or a Buyer Designee would obtain the benefits and assume the obligations under such Nonassignable Assets in accordance with this Agreement including by sub-contracting, sub-licensing, or sub-leasing to Buyer or a Buyer Designee, or (ii) such Nonassignable Assets would be held, as of and from the Closing Date, by Seller or the applicable Subsidiary in trust for Buyer or a Buyer Designee and the covenants and obligations thereunder would be performed by Buyer or a Buyer Designee in Seller’s or such Subsidiary’s name and all benefits and obligations existing thereunder would be for Buyer’s or the applicable Buyer Designee’s account. Seller shall, and shall cause its Affiliates to, also take or cause to be taken at Buyer’s or a Buyer Designee’s expense such actions in its name or otherwise as Buyer may reasonably request so as to provide Buyer or the applicable Buyer Designee with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and Seller or the applicable Subsidiary shall promptly pay over to Buyer or the applicable Buyer Designee all money or other consideration received by it in respect to all Nonassignable Assets. If after the Closing Date any Nonassignable Asset becomes assignable (either because consent for the assignment thereof is obtained or otherwise), Seller shall promptly notify Buyer and assign or transfer such previously Nonassignable Asset to Buyer or the applicable Buyer Designee.

     (d) Buyer and Seller shall, and shall cause their respective Affiliates to, use their respective reasonable commercial efforts to obtain, or to cause to be obtained, any consent, substitution, approval, or amendment required to transfer all rights and obligations under any and all Contracts, Leases, Licenses, Governmental Permits, certificates, approvals, authorizations or other rights or obligations or liabilities that constitute Assumed Liabilities. In the case of any agreements which include obligations with respect to products of Seller other than Engenio Products (the “Shared Contract”), Buyer and Seller shall, and shall cause their respective Affiliates to, obtain consent and amend such agreement to remove any obligations with respect to such products other than Engenio Products. In the event such amendment is not obtained prior to the Closing Date, then such Shared Contract shall be deemed to be a Nonassignable Asset in accordance with this Section 2.6 (provided, however, that, in connection with such Nonassignable Asset, Buyer shall have no obligation to perform any of the obligations with respect to products other than Engenio Products).
     (e) As of and from the Closing Date, Seller on behalf of itself and its Affiliates authorizes Buyer, to the extent permitted by applicable Law and the terms of the Nonassignable Assets, at Buyer’s expense, to perform all the obligations and receive all the benefits of Seller or its Affiliates under the Nonassignable Assets and appoints Buyer its attorney-in-fact to act in its name on its behalf or in the name of the applicable Affiliate of Seller and on such Affiliate’s behalf with respect thereto.
     (f) Notwithstanding anything in this Agreement to the contrary, unless and until any consent or approval with respect to any Nonassignable Asset is obtained, such Nonassignable Asset shall not constitute a Purchased Asset and any associated liability shall not constitute an Assumed Liability for any purpose under this Agreement.
     (g) As reasonably requested by Buyer, Seller will identify the licenses included in the Nonassignable Assets and shall cooperate with and assist Buyer, at Buyer’s reasonable request and expense, to obtain licenses or arrangements to replace the licenses, services and assets provided with respect to any Nonassignable Asset.
     2.7 Intellectual Property and Information
     Unless expressly set forth in this Agreement, the Intellectual Property Agreement or in any Collateral Agreement, no title, right or license of any kind is granted to Buyer pursuant to this Agreement with respect to the Intellectual Property or Information of Seller or any Affiliate of Seller, either directly or indirectly, by implication, by estoppel or otherwise.
     2.8 Bulk Sales Law
     Buyer hereby waives compliance by Seller and any Subsidiary with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction (collectively, the “Bulk Sales Laws”), including Article 6 of the California and Kansas Uniform Commercial Code, in each case that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer or a Buyer Designee. Seller agrees that the indemnification obligations set forth in Section 9.3(b)(ii) shall apply to Buyer’s waiver of the Bulk Sales Laws.

     2.9 Taxes
     (a) Buyer or a Buyer Designee shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller or any Subsidiary such amounts as Buyer or any Buyer Designee is legally required to deduct and withhold under the Code, or any Tax Law with respect to Taxes resulting from Seller’s or any Subsidiary’s sale of Purchased Assets in any jurisdiction; provided that such right to deduct and withhold shall not apply to any Transfer Taxes allocated to Buyer or a Buyer Designee under Section 2.9(b). Buyer shall provide Seller with written notice of any requirement to so deduct or withhold any amount no less than five (5) days prior to the Closing Date, and shall provide Seller with a receipt from the applicable Governmental Body documenting the remittance of such deduction or withholding under the Code or any such Law as soon as reasonably practicable after the date of such deduction or withholding, but in any event not later than thirty (30) days following any such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
     (b) The Party prescribed by applicable Law as primarily liable for the payment thereof shall be responsible for and timely pay any sales, use, stamp, registration, documentary, filing, recording, transfer, value added or similar fees or Taxes (including all applicable real estate transfer Taxes) (“Transfer Taxes”) incurred in connection with the transfer of the Purchased Assets and the assumption of the Assumed Liabilities to and by, respectively, Buyer and Buyer Designees pursuant to this Agreement. In the case and to the extent of value added and similar Taxes incurred in connection with the transactions contemplated hereby that are recoverable by Buyer or a Buyer Designee, such Taxes shall be invoiced by Seller or its Subsidiaries to Buyer or Buyer Designee, as applicable, paid by Buyer or Buyer Designee to Seller or its Subsidiaries, as applicable, and remitted by Seller or its Subsidiaries, as applicable, to the relevant Governmental Body in accordance with applicable Law, and Buyer or Buyer Designee shall be entitled to such recovery. The Party prescribed by Law as primarily liable for the payment of such Transfer Taxes shall prepare all necessary documents (including all Returns) with respect to all such amounts in a timely manner. The applicable party shall file such Returns and pay such Taxes and shall provide evidence satisfactory to the other party that such Returns have been filed and Transfer Taxes have been paid. Buyer and Seller shall cooperate to minimize the amount of Transfer Taxes.
     (c) All real property Taxes, personal property Taxes and similar ad valorem obligations (“Property Taxes”) levied with respect to the Purchased Assets for a Straddle Period shall be apportioned between Seller and Buyer based on the number of days of such Straddle Period, and Seller shall be liable for the proportionate amount of Property Taxes that is attributable to the Pre-Closing Tax Period within such Straddle Period, and Buyer shall be liable for the proportionate amount of Property Taxes that is attributable to the Post-Closing Tax Period within such Straddle Period. Any refund, rebate, abatement or other recovery of Property Taxes attributable to the Pre-Closing Tax Period shall be for the account of Seller, and any refund, rebate, abatement or other recovery of Property Taxes attributable to the Post-Closing Tax Period shall be for the account of Buyer. Upon receipt of any bill (or any refund, rebate, abatement, or other recovery) for such Property Taxes, Buyer or Seller, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this

Section 2.9(c) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within ten (10) days after delivery of such statement. In the event that Buyer or Seller makes any payment for which it is entitled to reimbursement under this Section 2.9(c), the applicable party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.
     (d) Following the Closing, Buyer and Seller shall cooperate as reasonably requested for the purpose of enabling the requesting party to (i) make any election relating to Taxes, (ii) prepare Returns with respect to the Engenio Business or the Purchased Assets or (iii) to prepare for and defend audits or other Tax-related examinations by a Governmental Body with respect to the Engenio Business and the Purchased Assets. Such cooperation shall be at the expense of the requesting party.
     2.10 Buyer Designee
     The Parties agree that Buyer may assign the right to purchase certain of the Purchased Assets to one or more Buyer Designees or that one or more Buyer Designees may enter into a Collateral Agreement. Notwithstanding any such assignment or execution of a Collateral Agreement by a Buyer Designee, Buyer shall remain liable for, and any such assignment or execution shall not relieve Buyer of, its obligations hereunder or thereunder. Any reference to Buyer in this Agreement shall to the extent applicable also be deemed a reference to the applicable Buyer Designee, except where in context of this Agreement such use would not be appropriate.
     2.11 Performance of Warranty Service; Warranty Reimbursement
     Buyer agrees to perform the warranty service arising from sales of Engenio Products listed on Schedule 1.1(b)on, before or following the Closing Date. Seller shall pay to Buyer the Warranty Cap amount as set forth on Schedule 2.11.
3. Representations and Warranties of Seller
     Except as set forth in the Schedules attached hereto and delivered by Seller to Buyer prior to the execution of this Agreement, Seller represents and warrants to Buyer that:
     3.1 Organization and Qualification
     Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on the Engenio Business as currently conducted by it and to own or lease and operate the Purchased Assets and conduct the Engenio Business. Seller is duly qualified to do business and is in good standing as a foreign corporation (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of the Purchased Assets or the operation or conduct of the Engenio Business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and could not reasonably be expected to have a Seller Material Adverse Effect.
     3.2 Subsidiaries
     Schedule 3.2 sets forth a list of each Subsidiary of Seller that has title to any Purchased Asset or any Assumed Liability, together with its jurisdiction of organization. No other Affiliate of Seller owns any assets used or held for use primarily in the operation or conduct of the Engenio Business. Each entity is duly organized and validly existing and in good standing (in any jurisdiction that recognizes such concept) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate the Purchased Assets owned by it and to carry on its portion of the Engenio Business as presently conducted. Each Subsidiary of Seller set forth on Schedule 3.2 is duly qualified to do business and is in good standing as a foreign corporation or other entity (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of its properties and assets or the operation or conduct of the Engenio Business requires such qualification, except for failures to be so duly organized, validly existing, qualified or in good standing that, individually or in the aggregate, have not had and could not reasonably be expected to have a Seller Material Adverse Effect.
     3.3 Authorization; Binding Effect
     (a) (i) Seller has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Collateral Agreements to which it will be a party and to effect the transactions contemplated hereby and thereby, and the execution, delivery and performance of this Agreement and the Collateral Agreements to which it will be a party has been duly authorized by all requisite corporate action.
          (ii) Each Subsidiary that has title to any Purchased Asset or any Assumed Liability has all requisite corporate power and authority to execute, deliver and perform the Collateral Agreements to which it will be a party and to effect the transactions contemplated thereby, and the execution, delivery and performance of the Collateral Agreements to which it will be a party has been duly authorized by all requisite corporate action.
     (b) This Agreement has been duly executed and delivered by Seller and this Agreement is, and the Collateral Agreements to which Seller and each Subsidiary that has title to any Purchased Asset or any Assumed Liability will be a party when duly executed and delivered by Seller or such Subsidiary will be, valid and legally binding obligations of Seller or such Subsidiary, enforceable against Seller or such Subsidiary, as applicable, in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.
     3.4 Non-Contravention; Consents
     (a) Assuming that all Required Consents have been obtained, the execution, delivery and performance of this Agreement by Seller and the Collateral Agreements by Seller or any

Subsidiary that is a party thereto and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) result in a breach or violation of, or conflict with, any provision of Seller’s or the applicable Subsidiary’s charter, by-laws or similar organizational document, (ii) violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any mortgage, deed of trust, conveyance to secure debt, note, loan, indenture, lien, lease, agreement, license, permit, instrument, order, judgment, decree or other arrangement or commitment to which Seller or the applicable Subsidiary is a party or by which it is bound and which relates to the Engenio Business or the Purchased Assets or (iii) violate any applicable Law, order, judgment, decree, rule or regulation of any court or any Governmental Body having jurisdiction over Seller, a Subsidiary, the Engenio Business or the Purchased Assets, other than in the case of clauses (ii) and (iii), any such violations, breaches, defaults, accelerations or cancellations of obligations or rights that, individually or in the aggregate, are not and could not reasonably be expected to be material to the Engenio Business, taken as a whole.
     (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained by Seller or a Subsidiary in connection with the execution, delivery and performance of this Agreement and the Collateral Agreements to which Seller or such Subsidiary will be a party or for the consummation of the transactions contemplated hereby or thereby by Seller or such Subsidiary, except for (i) any filings required to be made under the HSR Act and any applicable filings required under foreign antitrust Laws, (ii) consents or approvals of Governmental Bodies or other Third Parties that are required to transfer or assign to Buyer or a Buyer Designee any Purchased Assets or assign the benefits of or delegate performance with regard thereto in any material respect, which are set forth in Schedule 3.4(b) (items (i) and (ii) being referred to herein as the “Required Consents”) and (iii) such consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made, individually or in the aggregate, are not and could not reasonably be expected to be material to the Engenio Business, taken as a whole.
     3.5 Title to Property; Principal Equipment; Sufficiency of Assets
     (a) Seller or a Subsidiary has and at the Closing will have good and valid title to, or a valid and binding leasehold interest or license in, all real and personal tangible Purchased Assets free and clear of any Encumbrance except for Permitted Encumbrances.
     (b) Each material item of Principal Equipment is in good operating condition and repair, subject to normal wear and tear, suitable for the purposes for which it is currently being used, but is otherwise being transferred on a “where is” and, as to condition, “as is” basis.
     (c) Except for (i) the assets that will be used in connection with providing services under the Transition Services Agreement, (ii) the assets and Business Employees not transferred to Buyer or a Buyer Designee at Buyer’s written request and (iii) the Excluded Assets (other than those set forth in Section 2.2(k)), the Purchased Assets and the Transferred Employees and the other rights to be acquired or licensed under this Agreement and the Collateral Agreements (including the services to be provided pursuant to the Transition Services Agreement) constitute (x) all property, assets, personnel and rights that are used or held for use by Seller or a Subsidiary primarily in the operation or conduct of the Engenio Business and (y) all property, assets and rights that are necessary for the operation or conduct of the Engenio Business as currently conducted. In the event this Section 3.5(c) is breached because Seller or a Subsidiary has in good faith failed to identify and transfer any asset or property or provide any service used or held for use primarily in the Engenio Business, such breach shall be deemed cured if Seller or the applicable Subsidiary promptly transfers such properties or assets or provides such services to Buyer or a Buyer Designee at no additional cost to Buyer or a Buyer Designee.
     3.6 Permits; Licenses
     Except as set forth in Schedule 2.1(j), there are no material Governmental Permits necessary for or used by Seller or a Subsidiary to operate the Engenio Business as now being operated or to use or occupy the Premises, which Governmental Permits are required by currently effective Laws. Seller or one of its Subsidiaries owns, holds or possesses in their own name, all Governmental Permits necessary to own or lease, operate and use the Purchased Assets or own, use or occupy the Premises and to carry on and conduct the Engenio Business and its operations as presently conducted, except for such Governmental Permits, the absence of which, individually or in the aggregate, is not material to the Engenio Business. The Governmental Permits held, owned or possessed by Seller or a Subsidiary are valid and in full force and effect and no proceeding is recorded, pending or, to Seller’s knowledge, threatened seeking the suspension, modification, limitation or revocation of any such Governmental Permit. Neither Seller nor any Subsidiary is in material violation of or default under any such Governmental Permits.
     3.7 Real Estate; Environmental Matters
     (a) Schedule 3.7(a) contains a complete and accurate list of the Leased Premises and the Assumed Leases. Buyer has been provided with a complete and correct copy of each Assumed Lease. Except as set forth in Schedule 3.7(a), each Assumed Lease is in full force and effect and neither Seller nor any Subsidiary has violated, and, to Seller’s knowledge, the landlord has not violated or waived, any of the material terms or conditions of any Assumed Lease and all the material covenants to be performed by Seller or a Subsidiary, and to Seller’s knowledge, the landlord under each Assumed Lease prior to the date hereof have been performed in all material respects.
     (b) Schedule 3.7(b) contains a complete and accurate list of the Transferred Premises. Seller or a Subsidiary has good and marketable title to the Transferred Premises in accordance with Kansas Law. The Transferred Premises are in good operating condition and repair, subject to ordinary wear and tear, suitable for the purposes for which it is currently being used, but is otherwise being transferred on a “where is” and, as to condition, “as is” basis. Except as set forth in Schedule 3.7(b), none of such Transferred Premises are subject to any Encumbrance except for Permitted Encumbrances. No Third Party is in possession of any of the Transferred Premises or the Leased Premises (or any portion thereof).
     (c) The use of any Premises, as presently used by the Engenio Business, does not violate in any material respect any local zoning or similar land use or other applicable Laws. Neither Seller nor any Subsidiary is in violation of or in noncompliance with any covenant, condition, restriction, order or easement affecting any Premises except where such violation or noncompliance, individually or in the aggregate, is not or could not reasonably be expected to be material to the Engenio Business, taken as a whole. There is no pending or, to Seller’s knowledge, threatened condemnation or similar proceeding affecting any Premises.
     (d) Except as set forth in Schedule 3.7(d), in respect of the Engenio Business and the Premises:
          (i) the operations of the Engenio Business and the Premises comply in all material respects with all applicable Environmental Laws;
          (ii) Seller and each Subsidiary has obtained all environmental, health and safety Governmental Permits required by or related to any Environmental Law and necessary for its operations, and all such Governmental Permits are in good standing, and Seller and each Subsidiary is in compliance with all terms and conditions of such permits except where the failure to obtain, maintain in good standing or be in compliance with, such permits, individually or in the aggregate, is not or could not reasonably be expected to be material to the Engenio Business, taken as a whole;
          (iii) since January 1, 2008, none of Seller, any Subsidiary or any of the Premises or the operations of the Engenio Business, have been subject to any on-going or previous investigation by, order from or agreement with any Person respecting (A) any Environmental Law, or (B) any remedial action arising from the release or threatened release of a Hazardous Substance into the environment;
          (iv) neither Seller nor any Subsidiary is subject to any judicial or administrative proceeding, order, judgment, decree or settlement alleging or addressing a violation of or liability under any Environmental Law;
          (v) Seller or each applicable Subsidiary has filed all notices required to be filed under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance into the environment except where the failure to file any such notices, individually or in the aggregate, has not had and could not reasonably be expected to have a Seller Material Adverse Effect;
          (vi) Seller and its Subsidiaries have provided or made available to Buyer all material reports, assessments, compliance reports or audits, remedial actions plans or similar documents relating to any material environmental conditions of the Premises that are in Seller’s possession;
          (vii) To Seller’s knowledge, there is no asbestos containing material or lead based paint containing materials in at, on, under or within the Transferred Premises;
          (viii) neither Seller nor any Subsidiary has received any written notice, or to Seller’s knowledge, other claim to the effect that it is or may be liable to any Person as a result of the release or threatened release of a Hazardous Substance; and

          (ix) there have been no releases or to Seller’s knowledge, threatened releases of any Hazardous Substances into, on or under any of the Premises by Seller or its Affiliates or, to Seller’s knowledge, any other Person, in any case in such a way as to create any liability (including the costs of investigation and remediation) under any applicable Environmental Law.
     3.8 Compliance With Laws
     (a) Except as set forth on Schedule 3.8, with respect to the Purchased Assets, the Licensed Intellectual Property, the Engenio Products and the Engenio Business, Seller and each Subsidiary is in compliance in all material respects with all applicable Laws and all decrees, orders, judgments, writs, injunctions, permits and licenses of or from Governmental Bodies by which the Engenio Business, the Licensed Intellectual Property, the Engenio Products or the Purchased Assets are bound or affected.
     (b) Without limiting the generality of the foregoing, neither Seller nor any of its Subsidiaries, nor, to Seller’s knowledge, any agent, employee or other Person associated with or acting on behalf of Seller or its Subsidiaries, has, directly or indirectly, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign from corporate funds, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or any money laundering laws, or similar legislation in applicable jurisdictions or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.
     3.9 Litigation
     Except as set forth on Schedule 3.9, there is no action, suit, consent decree, proceeding, arbitration or governmental investigation pending or, to Seller’s knowledge, threatened by, against or involving Seller or any Subsidiary, the Engenio Business, the Purchased Assets, the Assumed Liabilities or the Transferred Employees (i) which seeks to restrain or enjoin the consummation of the transactions contemplated hereby or (ii) with respect to the Engenio Business, the Purchased Assets, the Assumed Liabilities or the Transferred Employees that, individually or in the aggregate, has been or could reasonably be expected to be material to the Engenio Business, taken as a whole. To Seller’s knowledge, there is no basis for any such action, suit, decree, proceeding, arbitration or investigation not disclosed on Schedule 3.9.
     3.10 Business Employees
     (a) Schedule 3.10(a)(i) contains a complete and accurate list of all the Engenio Business Employees as of March 2, 2011, showing for each Business Employee, the name, title, location, service date, leave status (active or inactive), annual base salary or wages, annual incentive/bonus or commission opportunity and 2011 salary increase. Except as set forth on Schedule 3.10(a)(ii), (i) no Business Employee is covered by any union, collective bargaining agreement or other similar labor agreement; (ii) to Seller’s knowledge, are there no pending union, works council or similar labor organizing activities or arrangements; and (iii) in the three years prior to the date hereof, there has been no labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize the Business Employees, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to Business Employees. No unfair labor practice, labor dispute or labor charge or complaint is pending or, to the knowledge of Seller, threatened with respect to any Business Employee.
     (b) Except as set forth in Schedule 3.10(b), neither Seller nor any Subsidiary currently maintains, contributes to or has any liability under any Benefit Plan. With respect to each of the Benefit Plans identified on Schedule 3.10(b), Seller has made available to Buyer true and complete copies of the most recent plan or summary or other written description describing all material terms thereof.
     (c) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination, from the IRS, and to the knowledge of Seller, no fact exists indicating that any such determination letter should be revoked or not issued or reissued.
     (d) Other than as set forth in Schedule 3.10(b), no Benefit Plan is, and Seller, any Subsidiary or any ERISA Affiliate does not sponsor or maintain or has previously sponsored, maintained, contributed to, incurred an obligation to contribute to, or is or was required to contribute to: (i) any “multiemployer plan” as defined in Section 3(37) or 4011(a)(3) of ERISA, or (ii) any pension plan subject to Title IV of ERISA, Part 3 of Title I of ERISA or Section 412 of the Code.
     (e) No Benefit Plan provides for retiree or post-employment health, disability or life benefits to any Business Employee, and Seller, any Subsidiary or any ERISA Affiliate has not promised to or contracted with any Business Employee (either individually or to Business Employees as a group) with retiree health or other retiree employee welfare benefits.
     (f) Neither the execution nor the delivery of this Agreement or the Collateral Agreements or the consummation of the transactions contemplated hereby, either alone or in combination with another event, will (i) entitle any Business Employee to any payment from Seller or any Subsidiary; (ii) increase the amount of compensation or benefits due from Seller or any Subsidiary to any such employee; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefits from Seller or any Subsidiary; or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or any similar provisions of foreign, state or local Law.
     (g) Neither Seller nor any Subsidiary maintains or sponsors any “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code in which a Business Employee participates and may incur an additional tax under Section 409A of the Code.
     (h) Each Benefit Plan that covers any Business Employee outside of the United States or is otherwise not subject to ERISA or the Code has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable Laws (including without limitation any special provisions relating to the tax status of contributions to, earnings of or distributions from such Benefit Plans where each such Benefit Plan was intended to have such tax status).
     (i) With respect to the Engenio Business, there is not presently pending or existing, and to Seller’s knowledge there is not threatened, (i) any strike, slowdown, picketing, or work stoppage, (ii) any application for certification of a collective bargaining agent, (iii) any controversies or disputes pending, or to Seller’s knowledge, threatened between Seller or any Subsidiary and any of its employees, or (iv) any claims, litigation or disputes by a works council or other applicable Government Body, which controversies, claims, litigation or disputes, individually or in the aggregate, are or could reasonably be expected to be material to the Engenio Business, taken as a whole.
     (j) Except for the defined benefit plan set forth on Schedule 3.10(b) with respect to Business Employees located in Germany, no Business Employee has a contractual right to any defined benefit pension or rights under an occupational pension plan.
     (k) In the twelve (12) months prior to the date hereof, no Business Employee located in the European Union has transferred to the Engenio Business from another business unit of Seller or any of its Subsidiaries or pursuant to the ARD Regulations.
     3.11 Contracts
     (a) Schedule 3.11(a) contains a complete and accurate list of all existing Contracts of Seller or a Subsidiary that:
          (i) involve or could reasonably be expected to involve payments by or to Seller or a Subsidiary either of more than $250,000 per year or more than $500,000 in the aggregate over the full term thereof;
          (ii) contain any provision or covenant prohibiting or limiting the ability of Seller or a Subsidiary to (A) engage in any activity relating to or involving the Engenio Business (including geographical restrictions), (B) to compete in any line of business, directly or indirectly, with any Person as to the Engenio Business;
          (iii) provide for “most favored nation” terms, including such terms for pricing, and that is material to the Engenio Business;
          (iv) create or obligate Seller or a Subsidiary to participate in any joint venture or similar arrangement with respect to or affecting the Engenio Business or the Purchased Assets;
          (v) contain material maintenance, warranty, support or similar obligations, other than as set forth on the standard terms and conditions of sale included in Schedule 3.15;
          (vi) for any distributor, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative relationships that is material to the Engenio Business; and

          (vii) constitute any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Engenio Business (clauses (i) through (vii) collectively, the “Material Contracts”).
     (b) Schedule 3.11(b) contains a complete and accurate list of all contracts, agreements, commitments, purchase orders, and instruments that are material to the Engenio Business but are not included in the Purchased Assets.
     (c) Each Material Contract is valid, binding and enforceable against Seller or the applicable Subsidiary and, to Seller’s knowledge, the other parties thereto in accordance with its terms and is in full force and effect. Neither Seller nor any Subsidiary is in default under or in breach of or is otherwise delinquent in performance under any Material Contract (and neither Seller nor any Subsidiary has received any notice alleging any such default, breach or delinquency). To Seller’s knowledge, each of the other parties thereto has performed in all material respects all obligations required to be performed by it under, and is not in material default under, any Material Contract and no event has occurred that, with notice or lapse of time, or both, would constitute such a material default. Seller or a Subsidiary has made available to Buyer true and complete copies of all Material Contracts.
     3.12 Financial Information; Absence of Certain Changes
     (a) Schedule 3.12(a) contains true and complete copies of the following unaudited financial statements of the Engenio Business (the “Unaudited Business Financials”):
          (i) unaudited balance sheet of the Engenio Business as of December 31, 2010 (the “Balance Sheet”);
          (ii) unaudited balance sheet of the Engenio Business as of December 31, 2009; and
          (iii) unaudited statements of operations of the Engenio Business for the years ended December 31, 2010, 2009 and 2008.
     (b) The Unaudited Business Financials were prepared on the basis of the books and records (which are accurate and complete in all material respects) of the Engenio Business (in each case, as of the date of such Unaudited Business Financials) and in accordance with GAAP consistently applied throughout the periods covered, except for the omission of footnotes and for normal year-end adjustments. The Unaudited Business Financials present fairly, in all material respects, the financial position of the Engenio Business as of the dates thereof and the results of its operations and cash flows for each of the periods then ended in conformity with GAAP except for (i) the omission of footnotes and normal year-end adjustments; and (ii) any potential adjustments relating to the tax provision in the statements of operations or to any line items in the balance sheets affected by tax related adjustments. The Closing Statement will be prepared on the basis of the books and records of the Engenio Business and each line item thereof will be prepared in accordance with GAAP applied consistently with the Unaudited Business Financials.

     (c) Except as set forth in Schedule 3.12(c), since the date of the Balance Sheet, the Engenio Business has been conducted by Seller and the Subsidiaries in the ordinary course consistent with past practices and there has not been:
          (i) any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or could reasonably be expected to have a Seller Material Adverse Effect;
          (ii) any creation or other incurrence of any Encumbrance on any Purchased Asset other than in the ordinary course of business consistent with past practices;
          (iii) failure to timely pay when due any material obligation related to the Engenio Business;
          (iv) any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Engenio Business or any Purchased Asset;
          (v) any transaction or commitment made, or any contract or agreement entered into, by Seller or a Subsidiary relating to the Engenio Business or any Purchased Asset (including the acquisition or disposition of any assets) or any relinquishment by Seller or a Subsidiary of any contract or other right, in either case, material to the Engenio Business, other than transactions and commitments other than in the ordinary course of business consistent with past practices and those contemplated by this Agreement and the Collateral Agreements;
          (vi) any change in any method of accounting or accounting practice by Seller or a Subsidiary with respect to the Engenio Business;
          (vii) any (i) employment, retention, bonus, deferred compensation, severance, retirement or other similar agreement entered into with any Business Employee (or any amendment to any such existing agreement), (ii) change in compensation or other benefits payable to any Business Employee pursuant to any severance or retirement plans or policies thereof, or (iii) grant of any severance or termination pay to any Business Employee;
          (viii) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize the Business Employees, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to Business Employees; or
          (ix) any shipments or sales of quantities of Engenio Products to customers, including distributors, other than in the ordinary course consistent with their past requirements.
     (d) Except as set forth in Schedule 3.12(d), Seller has not received or booked any prepaid revenues for the Engenio Business applicable to performance due after the Closing Date.
     3.13 Intellectual Property
     (a) Seller or one of its Affiliates owns exclusively all right, title and interest in and to the Assigned Intellectual Property, free and clear of all Encumbrances other than Permitted

Encumbrances. Seller or one of its Affiliates owns or has a valid right to grant the licenses to the Licensed Intellectual Property that it is licensing to Buyer pursuant to the Intellectual Property Agreement. Seller and its Affiliates have not received any notice or claim challenging Seller’s or any of its Affiliates’ ownership of any Assigned Intellectual Property or suggesting that any other Person has any claim of legal or beneficial ownership or exclusive rights with respect thereto, nor to Seller’s knowledge is there a reasonable basis for any claim that Seller or its Affiliates, as applicable, does not so own any of such Assigned Intellectual Property. Schedule A of Appendix F to the Intellectual Property Agreement contains a complete and accurate list of all registered Trademarks and pending applications for registration of Trademarks that are to be assigned to Buyer or a Buyer Designee (the “Assigned Trademarks”). Schedule A of Appendix G to the Intellectual Property Agreement contains a complete and accurate list of all Patents that are to be assigned to Buyer or a Buyer Designee (the “Assigned Patents” and, together with the Assigned Trademarks, the “Assigned Registered IP”), and there are no registered Copyrights and pending applications for registration of Copyrights being assigned to Buyer of a Buyer Designee. The appendices to the Intellectual Property Agreement attached hereto identify as of the date of this Agreement (i) each item of Assigned Registered IP in which Seller has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise), (ii) the jurisdiction in which such item of Assigned Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (iii) any other Person that has an ownership interest in such item of Assigned Registered IP and the nature of such ownership interest. The parties acknowledge that the appendices to the Intellectual Property Agreement may be updated by mutual written agreement of the parties prior to the Closing to ensure that any lists accurately reflect the Assigned Registered IP to be transferred pursuant to the terms and conditions of this Agreement. Seller will provide to Buyer at Closing (i) complete and accurate copies of all applications, material correspondence with Governmental Bodies or registration organizations, and other material documents related to each such item of Assigned Registered IP in Seller’s possession, and (ii) a listing of all actions, filings and payment obligations due to be made to any Governmental Body within one hundred and eighty (180) days following the date of Closing with respect to each item of Assigned Registered IP. Seller has not received any notice or claim challenging the validity or enforceability of any of the Assigned Registered IP or indicating an intention on the part of any Person to bring a claim that any of the Assigned Registered IP is invalid or unenforceable, nor to Seller’s knowledge is there a reasonable basis for any claim that any of the Assigned Registered IP is either invalid or unenforceable. All Assigned Registered IP has been registered or obtained in accordance with all applicable legal requirements, and Seller has timely paid all filing, examination, issuance, post registration and maintenance fees and annuities associated with or required with respect thereto. To Seller’s knowledge, none of the Assigned Registered IP has been or is now involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and no such action is or has been threatened. Seller has not taken any action or failed to take any action that would result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any Assigned Registered IP.
     (b) Except as set forth in Schedule 3.13(b), in connection with the operation of the Engenio Business,
          (i) To Seller’s knowledge, none of Seller or any of its Affiliates has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Third Party;

          (ii) there is no suit, or proceeding pending against or, to Seller’s knowledge, threatened against or a written or, to Seller’s knowledge, oral claim affecting, the Engenio Business (x) based upon, or challenging or seeking to deny or restrict, the rights of Seller or any of its Affiliates in any of the Assigned Intellectual Property or the Licensed Intellectual Property (collectively, the “Engenio Intellectual Property”), (y) alleging that the use of the Engenio Intellectual Property or any services provided, processes used, or products manufactured, used, imported, offered for sale or sold with respect to the Engenio Business conflict with, misappropriate, infringe or otherwise violate any Intellectual Property of any Third Party, or (z) alleging that Seller or any of its Affiliates infringed, misappropriated, or otherwise violated any Intellectual Property of any Third Party in connection with the operation of the Engenio Business; and
          (iii) (A) the Engenio Intellectual Property constitutes all the Intellectual Property and Information owned by or licensed (to the extent Seller has a right to license or sublicense Buyer thereunder without payment of a fee) to Seller or one of its Affiliates that is used or held for use primarily in the operation or conduct of the Engenio Business; (B) there exist no restrictions on the disclosure, use, license or transfer of the Engenio Intellectual Property (other than the restrictions imposed in the Intellectual Property Agreement or by applicable Law); (C) the consummation of the transactions contemplated by this Agreement will not alter, impair or extinguish any of the Engenio Intellectual Property; (D) the Licenses set forth on Schedule 2.1(h) (the “Inbound License Agreements”) constitute all Licenses of Seller or one of its Subsidiaries to the Intellectual Property or Information of Third Parties that are used or held for use primarily in the operation or conduct of the Engenio Business, other than licenses for Standard Software, non-disclosure agreements and other similar agreements that are not material to the Engenio Business; and (E) the Assigned Intellectual Property and Licensed Intellectual Property constitute all of the Intellectual Property and Information owned by Seller that are necessary for the operation or conduct of the Engenio Business as currently conducted (provided that this subsection (E) shall not be interpreted as a representation regarding non-infringement, which is addressed in subsection (b)(i) above). No loss or expiration of Seller’s or one of its Subsidiary’s rights to use any Intellectual Property or Information licensed to Seller or any of its Subsidiaries under any Inbound License Agreement is pending or to the knowledge of Seller, threatened.
     (c) Schedule 3.13(c) lists the companies that design, manufacture, market, sell or distribute external storage systems products and related embedded and value-added software and other components (other than semiconductor devices) with which Seller or its Subsidiaries have entered into Contracts by which the Seller or its Subsidiaries are bound, and which Assigned Registered IP may be subject to, containing any covenant or other provision that in any way limits or restricts the ability of Seller or a Subsidiary to use, assert, enforce, or otherwise exploit any Assigned Registered IP anywhere in the world. Neither Seller nor its Subsidiaries have (i) transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Assigned Intellectual Property to any Person; (ii) transferred ownership of (whether a whole or partial interest) or granted any exclusive right to use any improvements to or derivative works of any Assigned Intellectual Property; or (iii) granted rights to any Person to create improvements to or derivative works of any material Assigned Intellectual Property that is or would be owned by such Person or exclusively licensed to such Person.

     (d) At the Closing, Seller will assign to Buyer free and clear of any Encumbrance the Assigned Intellectual Property and will license to Buyer the Licensed Intellectual Property, in each case in accordance with the Intellectual Property Agreement.
     (e) None of the Assigned Intellectual Property has been adjudged invalid or unenforceable in whole or part and, to Seller’s knowledge, all Assigned Intellectual Property is valid and enforceable.
     (f) Seller and its Affiliates have taken reasonable actions to maintain and protect the Assigned Intellectual Property, including payment of applicable maintenance fees and filing of applicable statements of use other than certain foreign applications which Seller or an Affiliate thereof, in its reasonable business judgment, has abandoned in the ordinary course of business.
     (g) Seller and its Affiliates have taken reasonable steps to maintain the confidentiality of all Trade Secrets relating to the Engenio Business (“Engenio Trade Secrets”) and other information that at any time constituted a Trade Secret relating to the Engenio Business, including taking steps to ensure that any Engenio Trade Secrets disclosed by Seller or any of its Affiliates to a Third Party are subject to the confidentiality undertakings set forth in an applicable non-disclosure agreement. To Seller’s knowledge, there has been no misappropriation of any material Engenio Trade Secrets. Seller and its Affiliates have not disclosed, nor is Seller or any of its Affiliates under any contractual or other obligation to disclose, to another Person any Engenio Trade Secrets, except pursuant to an enforceable confidentiality agreement or undertaking, and, to Seller’s knowledge, no Person has materially breached any such agreement or undertaking. Without limiting the generality of the foregoing, Seller has and enforces in a commercially reasonable manner a policy requiring each Business Employee and independent contractor who has participated in the creation of any Engenio Intellectual Property or have had access to any Engenio Trade Secrets to enter into non-disclosure and invention assignment agreements substantially in Seller’s standard forms (which have previously been provided to Buyer).
     (h) To Seller’s knowledge, no Business Employee or independent contractor of Seller or any of its Affiliates who is employed in connection with the Engenio Business is obligated under any agreement or subject to any judgment, decree or order of any court or Governmental Body, or any other restriction that could reasonably be expected to materially interfere with such Business Employee or independent contractor carrying out his or her duties for Seller or such Affiliate, as applicable, or that could reasonably be expected to materially conflict with the Assigned Intellectual Property, the Licensed Intellectual Property or the Engenio Business as presently conducted.
     (i) To Seller’s knowledge, none of the Software (other than Software code currently under development) used or held for use primarily in the operation or conduct of the Engenio Business and owned, developed, marketed, distributed, licensed, sold, or otherwise made available to any Person by Seller or a Subsidiary as used in the Engenio Business (collectively, “Company Software”) (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software or (ii) fails to comply in any material respect with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software, or any product or system containing or used in conjunction with such Company Software.
     (j) To Seller’s knowledge, no Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). Seller implements commercially reasonable measures designed to prevent the introduction of Malicious Code into Company Software, including firewall protections and regular virus scans.
     (k) Other than as set forth in Schedule 3.13(k), (i) no source code for any Company Software has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of Seller; (ii) Seller does not have any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any escrow agent or other Person; and (iii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Company Software to any other Person who is not, as of the date of this Agreement, an employee of Seller.
     (l) No material Company Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) could require, or could condition the use or distribution of such material Company Software or portion thereof on, (A) the disclosure, licensing, or distribution of any source code for any portion of such material Company Software or (B) the granting to licensees of the right to make derivative works or other modifications to such material Company Software or portions thereof or (ii) could otherwise impose any limitation, restriction, or condition on the right or ability of Sellers to use, distribute or charge for any material Company Software.
     (m) There are no march-in or reversion rights to any Governmental Body or any public or private university, college, or other educational or research institution for any Assigned Intellectual Property. To Seller’s knowledge, the Assigned Intellectual Property is not subject to a compulsory licensing scheme due to Seller’s participation as a member or promoter of, or a contributor to, any industry standards body or similar organization. Neither Seller nor any Subsidiary has entered into a Contract with any other Person that licenses any Assigned Registered IP in accordance with any compulsory licensing scheme due to Seller’s participation as a member or promoter of, or a contributor to, any industry standards body or similar organization.
     (n) Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Encumbrance on, any material Assigned Intellectual Property; (ii) the material release, disclosure, or delivery of the source code for any material Company Software, or of any Information, by or to any escrow agent or other Person; or (iii) the grant, assignment, or transfer by Seller to any other Person of any license or other right or interest under, to, or in any material Assigned Intellectual Property.
     3.14 Product Liability and Recalls
     (a) Each Product produced or sold by Seller or a Subsidiary in connection with the Engenio Business is, and at all times up to and including the sale thereof has been, in compliance in all material respects with all applicable Laws. To Seller’s knowledge, there is no material design or manufacturing defect that has been established or is being investigated with respect to any such Product.
     (b) Except as set forth in Schedule 3.14(b), since January 1, 2008, there has been no action, suit, claim, inquiry, proceeding or investigation in any case by or before any court or Governmental Body pending or, to Seller’s knowledge, threatened against or involving the Engenio Business relating to any Product alleged to have been designed, manufactured or sold by the Engenio Business and alleged to have been defective or improperly designed or manufactured, nor, to Seller’s knowledge, has there been any pattern of product failure relating to any Product designed, manufactured or sold by the Engenio Business.
     (c) Since January 1, 2008, there has been no pending, or to Seller’s knowledge, threatened recall or investigation of any Product sold by Seller or a Subsidiary in connection with the Engenio Business.
     3.15 Product Warranty
     (a) Schedule 3.15(a) includes copies of the standard terms and conditions of sale for the Engenio Products (containing applicable guaranty, warranty and indemnity provisions and support obligations). Except as set forth in Schedule 3.15(a), the products manufactured by the Engenio Business have been sold by the Engenio Business in accordance with the standard terms and conditions of sale.
     (b) Schedule 3.15(b) sets forth a complete and accurate listing of any Engenio Products for which one percent or more have either been returned to Seller by customers or for which Seller has received return requests from customers, since December 31, 2008.
     3.16 Inventory
     The Inventory is, and as of the Closing Date will be, valued in accordance with GAAP of quality and quantity usable and saleable in the ordinary course of the Engenio Business consistent with past practice, except in each case for excess, obsolete items and items of below-standard quality that have been reserved for or written down to estimated net realizable value in accordance with GAAP applied on a basis consistent with past practices as set forth in the Balance Sheet.

     3.17 Customer and Suppliers
     Schedule 3.17 contains a list setting forth the five (5) largest customers of the Engenio Business, by dollar amount, over the twelve (12) months ended December 31, 2010 (and the amount of sales with respect to each such customer during such twelve month period), and the five (5) largest suppliers of the Engenio Business, by dollar amount, over the twelve (12) months ended December 31, 2010 (and the amounts paid to each such supplier during such twelve month period). Seller has no knowledge of, and has not received written notice of the intention of any of such customers or suppliers to cease doing business with Seller. All purchase and sale orders and other commitments for purchases and sales made by Seller or any Subsidiary in connection with the Engenio Business have been made in the ordinary course of business in accordance with past practices, and no payments have been made to any supplier or customers or any of their respective representatives other than payments to such suppliers or their representatives for the payment of the invoiced price of supplies purchased or goods sold in the ordinary course of business.
     3.18 Restrictions on the Engenio Business
     Except for this Agreement, there is no agreement, judgment, injunction, order or decree materially affecting (i) Seller’s or a Subsidiary’s conduct of the Engenio Business as currently conducted, or (ii) to Seller’s knowledge, Buyer’s ability to conduct the Engenio Business after the Closing as currently conducted by Seller.
     3.19 Taxes
     There are no liens for Taxes upon any of the Purchased Assets other than Permitted Encumbrances. No action, proceeding or, to Seller’s knowledge, investigation has been instituted against Seller or any Subsidiary (to the extent related to the Engenio Business or the Purchased Assets). Seller and each Subsidiary has duly and timely filed all Returns that it was required to file; all such Returns were correct and complete in all material respects; and all Taxes of Seller or its Subsidiaries owed or shown as due on any Return have been paid. Seller and its Subsidiaries (to the extent related to the Engenio Business or the Purchased Assets) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing by them to any employee, independent contractor, creditor, stockholder or other third party except where the failure to make such payment, individually or in the aggregate, is not or could not reasonably be expected to be material to the Engenio Business, taken as a whole. Neither Seller nor any Subsidiary has received any claim in writing in the last two (2) years from a Governmental Body or social security administration in a jurisdiction where any Seller or Subsidiary (to the extent related to the Engenio Business or the Purchased Assets) does not file Returns that such Seller or Subsidiary is or may be subject to taxation by that jurisdiction. None of the Purchased Assets (a) is property required to be treated as owned by another person pursuant to the provisions of Section 168(f)(8) of the U.S. Internal Revenue Code of 1954 and in effect immediately before the enactment of the Tax Reform Act of 1986, (b) constitutes “tax-exempt use property” or “tax-exempt bond financed property” within the meaning of Section 168 of the Code, (c) secures any debt the interest of which is tax-exempt under Section 103(a) of the Code, or (d) is subject to a 467 rental agreement as defined in Section 467 of the Code. Seller

(and not any of Seller’s Affiliates) is the beneficial owner of the Assigned Intellectual Property and the Licensed Intellectual Property.
     3.20 Brokers
     Other than Goldman Sachs & Co., as to which Seller shall have full responsibility and for which Buyer shall not have any liability, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any Affiliate of Seller.
4. Representations and Warranties of Buyer
     Except as set forth in Schedules attached hereto and delivered by Buyer to Seller prior to the execution of this Agreement, Buyer represents and warrants to Seller that:
     4.1 Organization and Qualification
     Each of Buyer and any Buyer Designee is a corporation, limited partnership, or other legal entity duly organized, validly existing and in good standing (in any jurisdiction in which such concept exists) under the Laws of the jurisdiction of its incorporation or organization and each of Buyer and any Buyer Designee has all requisite legal power and authority to carry on its business as currently conducted by it and to own or lease and operate its properties. Each of Buyer and any Buyer Designee is duly qualified to do business and is in good standing as a foreign corporation (in any jurisdiction that recognizes such concept) in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Buyer or on Buyer’s or any Buyer Designee’s ability to consummate the transactions under this Agreement and the Collateral Agreements.
     4.2 Authorization; Binding Effect
     (a) Each of Buyer and any Buyer Designee has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Collateral Agreements to which it will be a party, as the case may be, and to effect the transactions contemplated hereby and thereby and the execution, delivery and performance of this Agreement and the Collateral Agreements by Buyer has been duly authorized by all requisite corporate action and, to the extent not completed on the date hereof by a Buyer Designee, will be duly authorized by all requisite corporate action.
     (b) This Agreement has been duly executed and delivered by Buyer and this Agreement is, and the Collateral Agreements to which Buyer or a Buyer Designee will be a party when duly executed and delivered by Buyer or such Buyer Designee will be, valid and legally binding obligations of Buyer or such Buyer Designee enforceable against Buyer or such Buyer Designee in accordance with their respective terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be affected by bankruptcy, reorganization, moratorium, insolvency and similar Laws of general application affecting the rights and remedies of creditors and by general equity principles.
     4.3 Non-Contravention; Consents
     (a) Assuming that the consents specified in Section 4.3(b) below have been obtained, the execution, delivery and performance of this Agreement and the Collateral Agreements by Buyer and any Buyer Designee and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) result in a breach or violation of any provision of Buyer’s or any Buyer Designee’s charter or by-laws or similar organizational document, (ii) violate or result in a breach of or constitute an occurrence of default under any provision of, result in the acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any mortgage, deed of trust, conveyance to secure debt, note, loan, indenture, lien, lease, agreement, instrument, order, judgment, decree or other arrangement or commitment to which Buyer or any Buyer Designee is a party or by which it or its assets or properties are bound, or (iii) violate any applicable Law, order, judgment, injunction, decree, rule or regulation of any court or any Governmental Body having jurisdiction over Buyer or any Buyer Designee or any of their respective properties, other than in the case of clauses (ii) and (iii), any such violations, breaches, defaults, accelerations or cancellations of obligations or rights that, individually or in the aggregate, have not had and could not be reasonably expected to have a material adverse effect on Buyer or on Buyer’s or any Buyer Designee’s ability to consummate the transactions under this Agreement and the Collateral Agreements.
     (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained by Buyer or any Buyer Designee in connection with the execution, delivery and performance of this Agreement or the Collateral Agreements or for the consummation of the transactions contemplated hereby or thereby, except for (i) any filings required to be made under the HSR Act and any applicable filings required under foreign antitrust Laws, and (ii) such consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Buyer or on Buyer’s or any Buyer Designee’s ability to consummate the transactions under this Agreement and the Collateral Agreements.
     4.4 Brokers
     No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or any Affiliate of Buyer.
     4.5 Sufficiency of Funds
     Buyer: (i) has sufficient funds available to pay the Purchase Price and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement or the Collateral Agreements; (ii) has the resources and capabilities (financial or otherwise) to perform its obligations hereunder and under the Collateral Agreements; and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect its ability to perform its obligations hereunder and under the Collateral Agreements.
5. Certain Covenants
     5.1 Access and Information
     (a) Seller shall give, or cause its Subsidiaries to give, to Buyer and its Affiliates, and their respective officers, employees, accountants, counsel and other representatives reasonable access during Seller’s or the applicable Subsidiary’s normal business hours throughout the period prior to the Closing to all of Seller’s or the applicable Subsidiary’s properties, books, contracts, commitments, reports of examination and records relating to the Engenio Business, the Transferred Employees, the Purchased Assets and the Assumed Liabilities (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or legal or contractual Third-Party confidentiality obligation). Seller shall assist, and cause its Subsidiaries to assist, Buyer and its Affiliates in making such investigation and shall cause its counsel, accountants, engineers, consultants and other non-employee representatives to be reasonably available to any of them for such purposes.
     (b) After the Closing Date, Seller and Buyer shall provide, and shall cause their respective Affiliates to provide, to each other and to their respective officers, employees, accountants, counsel and other representatives, upon request (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or legal or contractual Third-Party confidentiality obligation), reasonable access for inspection and copying of all Business Records, Governmental Permits, Licenses, Contracts and any other information existing as of the Closing Date and relating to the Engenio Business, the Purchased Assets, the Assumed Liabilities or the Transferred Employees and shall make their respective personnel reasonably available for interviews, depositions and testimony in any legal matter concerning transactions contemplated by this Agreement, the operations or activities relating to the Engenio Business, the Purchased Assets, the Assumed Liabilities or the Transferred Employees and as otherwise may be necessary or desirable to enable the party requesting such assistance to: (i) comply with any reporting, filing or other requirements imposed by any Governmental Body; (ii) assert or defend any claims or allegations in any litigation or arbitration or in any administrative or legal proceeding other than claims or allegations that one party to this Agreement has asserted against the other; or (iii) subject to clause (ii) above, perform its obligations under this Agreement. The party requesting such information or assistance shall reimburse the other party for all reasonable and necessary out-of-pocket costs and expenses, if any, incurred by such party in providing such information and in rendering such assistance. The access to files, books and records contemplated by this Section 5.1(b) shall be during normal business hours and upon reasonable prior notice and shall be subject to such reasonable limitations as the party having custody or control thereof may impose to preserve the confidentiality of information contained therein.
     (c) Buyer agrees to preserve all Business Records, Licenses and Governmental Permits in accordance with its corporate policies related to preservation of records. Buyer further agrees that, to the extent Business Records, Licenses or Governmental Permits are placed in storage, they will be kept in such a manner as to make individual document retrieval possible in a reasonably expeditious manner.
     5.2 Conduct of the Engenio Business
     From and after the date of this Agreement and until the Closing Date, except as otherwise contemplated by this Agreement or as set forth in the Schedules hereto or as Buyer shall otherwise consent to in writing, Seller and its Subsidiaries, with respect to the Engenio Business:
     (a) will carry on the Engenio Business in the ordinary course consistent with past practice and consistent therewith use its reasonable commercial efforts to keep intact the Engenio Business, keep available the services of the Business Employees and preserve the relationships of the Engenio Business with customers, suppliers, licensors, licensees, distributors and others that have a business relationship with the Engenio Business;
     (b) in the ordinary course consistent with past practice maintain the Purchased Assets in good operating condition and repair or restore such assets as necessary for the operation of the Engenio Business in the ordinary course of business;
     (c) will not permit, other than as may be required by Law or a Governmental Body, all or any of the Purchased Assets (real or personal, tangible or intangible) presently and actively used or held for use primarily in the operation or conduct of the Engenio Business to be transferred, sold, licensed, disposed of, or subjected to any Encumbrance, other than sales of Inventory in the ordinary course of business consistent with past practice and Section 5.2(c);
     (d) will not sell Inventory outside of the ordinary course of business consistent with past practice, including with respect to pricing, discounting practices, bundling, sales volume and services levels, and will maintain Inventory sufficient to meet expected customer requirements, consistent with past practice, including sufficient raw materials, capacity and work in process in light of anticipated demand and customary cycle times and sufficient finished goods Inventory for satisfaction of customer orders on hand at Closing and Inventory will be in an amount that at the Closing shall have a value of no less than $35 million in the aggregate as calculated in accordance with the Balance Sheet;
     (e) will not acquire any asset that will be a Purchased Asset except in the ordinary course of business consistent with past practice;
     (f) will not fail to pay when due any material obligation related to the Engenio Business;
     (g) will not enter into, terminate or materially extend, amend, modify or waive any right with respect to any Material Contract except for purchase orders entered in the ordinary course of business consistent with past practice;
     (h) will not sell, lease, license, abandon, permit to lapse, or otherwise transfer, or create or incur any Encumbrance on, any of the assets, securities, properties, or interests of the Engenio Business (including the Assigned Intellectual Property), including not taking any action to abandon, disclose, misuse, or misappropriate the Assigned Intellectual Property in any manner

(other than non-exclusive licenses (other than patent portfolio licenses or cross licenses) in the ordinary course of business consistent with past practice) or assert or threaten any claims with respect to the Assigned Intellectual Property;
     (i) will not incur or assume any liabilities, obligations or indebtedness for borrowed money, other than in the ordinary course of business consistent with past practice or that will constitute Excluded Liabilities;
     (j) will not increase the salaries (except for the 2011 salary increase reflected on Schedule 3.10(a)(i)), wage rates, other compensation or fringe benefits of, or grant any severance or termination payment (other than as required by Law) to, any Business Employee;
     (k) fail to comply in any material respect with all Laws applicable to the Engenio Business or the Purchased Assets;
     (l) will not make, change or revoke any Tax election; file any amended Return; enter into any closing agreement; settle or compromise any Tax claim or assessment; or consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes, in each case to the extent such action could reasonably be expected to adversely affect the Purchased Assets or the Engenio Business;
     (m) will not do any other act which would cause any representation or warranty of Seller in this Agreement to be or become untrue in any material respect or intentionally omit to take any action necessary to prevent any such representation or warranty from being untrue in any material respect;
     (n) will use reasonable efforts to continue the construction of laboratories and facilities at the Transferred Premises in the manner and according to the schedule as currently contemplated by Seller immediately prior to the date hereof; and
     (o) will not enter into any agreement or commitment with respect to any of the foregoing.
     5.3 Taxes
     (a) Seller and Buyer acknowledge and agree that (i) Seller will be responsible for and will perform all Tax withholding, payment and reporting duties with respect to any wages and other compensation paid by Seller or a Subsidiary to any Business Employee in connection with the operation or conduct of the Engenio Business for any Pre-Closing Tax Period, and (ii) Buyer will be responsible for and will perform all Tax withholding, payment and reporting duties with respect to any wages and other compensation paid by Buyer or a Buyer Designee to any Transferred Employee with respect any Post-Closing Tax Period. For the avoidance of doubt, nothing in this paragraph is intended to modify or adjust the substantive liability of Buyer and Seller under this Agreement with respect to the Taxes described in this paragraph.
     (b) The allocation of the Purchase Price between the Seller and each Subsidiary shall be as set forth on Schedule 5.3 hereto, as adjusted pursuant to this Section 5.3 (the “Entity Level

Allocation Statement”). No later than five (5) days prior to the Closing Date, Buyer shall deliver to Seller an updated Entity Level Allocation Statement.
     (c) Not later than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Seller (i) a final Entity Level Allocation Statement, and (ii) an allocation of the Purchase Price among the Purchased Assets (including a separate allocation for each separate purchase reflected on the final Entity Level Allocation Statement) in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Asset Level Allocation Statement”). Seller and Buyer shall work in good faith to resolve any disputes relating to the Asset Level Allocation Statement. If Seller and Buyer are unable to resolve any such dispute, such dispute shall be resolved promptly by a nationally recognized accounting firm acceptable to Buyer and Seller, the costs of which shall be borne equally by Buyer and Seller. The Parties agree that they will not, and will not permit any of their respective Affiliates to, take a position (except as required pursuant to any order of a Governmental Body) on any Return or in any audit or examination before any Governmental Body that is in way inconsistent with the final Entity Level Allocation Statement or the Asset Level Allocation Statement (the final Entity Level Allocation Statement and Asset Level Allocation Statement, together, the “Allocation”). If the Purchase Price is adjusted pursuant to Section 9.3(d), the Allocation shall be adjusted in a manner consistent with the procedures set forth in this Section 5.3(c).
     (d) Seller shall promptly notify Buyer in writing upon receipt by Seller of notice of any pending or threatened Tax audits or assessments relating to the income, properties or operations of Seller that reasonably may be expected to relate to or give rise to a lien on the Purchased Assets or the Engenio Business. Each of Buyer and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Allocation.
     (e) Seller shall deliver to Buyer at the Closing a properly executed affidavit prepared in accordance with Treasury Regulations section 1.1445-2(b) certifying Seller’s non-foreign status.
     5.4 Business Employees
     (a) Prior to the Closing, Seller shall update the information provided in Schedule 3.10(a)(i) as of the Closing Date.
     (b) As of the Closing Date, Buyer shall make offers of employment to at least the number of Business Employees of Seller set forth on Schedule 5.4(b) whom shall be specifically identified by Buyer prior to the Closing and whom shall include all Business Employees located in a country that has adopted the ARD Regulations in the event Buyer has made an offer of employment to one or more Business Employees in such country (such country, an “ARD Jurisdiction”), but shall not otherwise include any Business Employee located in any country that is an ARD Jurisdiction (the “Offered Employees”). Seller and any applicable Subsidiary shall cooperate and assist in facilitating Buyer’s or a Buyer Designee’s offers and will not take any action, or cause any of the Subsidiaries to take any action, which would impede, hinder, interfere or otherwise compete with Buyer’s or a Buyer Designee’s effort to hire any Business Employees.

Promptly after the date hereof, Seller will provide to Buyer all information not provided in Schedule 3.10(a) required to be disclosed by applicable Law of the jurisdiction in which the Business Employee is located in connection with the sale of the Engenio Business. To the extent permitted by applicable Law, including data privacy and data protection Laws, Seller agrees to provide Buyer with such information reasonably requested by Buyer to assist it with complying with the terms of this Section 5.4 and to assist Buyer with determining the wages paid to the Transferred Employees (as defined below) with respect to the period beginning on January 1, 2011 and ending on the Closing Date. Seller shall be responsible for any employment action related to any Business Employee who is not an Offered Employee. To the extent any notification or consultation requirements or works council negotiation procedures are imposed by applicable Law with regard to the transfer of Business Employees to Buyer or any of its Affiliates, Seller and Buyer agree to cooperate to ensure that such notification or consultation requirements or works council negotiation procedures are timely completed. Without limiting the foregoing, each Party shall comply with all applicable Laws in connection with the transfer of the Offered Employees to Buyer or a Buyer Designee, including with respect to notice, consultation and other procedural requirements. The parties will enter into an Assignment and Bill of Sale and Assumption Agreement or other appropriate documentation for relevant jurisdictions outside the United States where necessary or appropriate for the transfer of such Offered Employees and shall cooperate to complete all requisite consultation and related objection periods prior to the Closing Date. Any Offered Employee who accepts Buyer’s offer of employment and commences employment with Buyer or a Buyer Designee shall be referred to as a “Transferred Employee.” Employment of the Transferred Employees with Buyer or a Buyer Designee shall be effective as of the day following the close of business on the Closing Date; provided, that with respect to Offered Employees employed outside the European Union who, as of the Closing Date, are on Seller-approved leave (the “Leave Employees”), employment with Buyer or a Buyer Designee shall be effective as of (i) with respect to Leave Employees absent due to leave that is not protected under applicable Law, within 90 days after the Closing Date or (ii) with respect to Leave Employees absent due to protected leave under applicable Law, no later than the first Business Day following the end of the protected leave period.
     (c) Where terms are not dictated by applicable Law, Buyer or a Buyer Designee shall provide, or shall cause to be provided, to Transferred Employees, until at least March 31, 2012 during their employment with Buyer or a Buyer Designee, at a minimum, the same base salaries or, as applicable, base wage rates, offered by Seller or the applicable Subsidiary immediately prior to the Closing Date (but taking into account the 2011 salary increases) as set forth on Schedule 3.10(a)(i). Buyer or a Buyer Designee shall provide, or shall cause to be provided, to Transferred Employees either (at Buyer’s discretion) employee benefits that are no less favorable in the aggregate than either (i) those benefits provided to similarly situated employees of Buyer or the applicable Buyer Designee (taking into account employee’s seniority and service with Seller or Buyer or their respective Affiliates, as applicable) or (ii) the employee benefits that they were offered by Seller or the applicable Subsidiary immediately prior to the Closing Date as set forth on Schedule 3.10(b). Except as expressly set forth in this Section 5.4, no Benefit Plans or assets of any Benefit Plan shall be transferred to Buyer or any Affiliate of Buyer. Buyer will take all action necessary to ensure that, to the extent permitted under applicable Buyer or Buyer Designee Benefit Plans, such Benefit Plans shall recognize (i) for purposes of satisfying any deductibles, co-pays and out-of-pocket maximums during the coverage period that includes the Closing Date, any payment made by any Transferred Employee towards deductibles, co-pays and out-of-pocket maximums in any health or other insurance plan of Seller or a Subsidiary during the coverage period that includes the Closing Date and (ii) for purposes of determining eligibility to participate and vesting and, in the case of any Buyer severance plan or program (if any), benefit accruals, all service with Seller or a Subsidiary prior to the Closing, including service with predecessor employers that was recognized by Seller or a Subsidiary, provided that such service shall not be recognized to the extent such recognition would result in a duplication of benefits. Buyer or the applicable Buyer Designee will continue to provide tuition assistance to those Transferred Employees who are receiving such benefits as of the Closing Date for the current academic session, in each case as set forth on Schedule 5.4(c). Buyer or the applicable Buyer Designee will honor the terms and conditions of Seller’s international assignee program, including repatriation upon completion of assignment, completion bonuses, Tax equalization and Tax return preparation, with respect to Transferred Employees who are on international assignment as of the Closing Date, in each case as set forth on Schedule 5.4(c), except that these costs shall be allocated between the parties based on the portion of the international assignment occurring before or on the Closing Date (which shall be Seller’s or the applicable Subsidiary’s obligation) and after the Closing Date (which shall be Buyer’s or the applicable Buyer Designee’s obligation).
     (d) Seller and Buyer intend that the transactions contemplated by this Agreement shall not constitute a severance of employment, under the terms of any Benefit Plan of Seller of any Subsidiary, of any Transferred Employee prior to or upon the consummation of the transactions contemplated hereby and that such employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date. Notwithstanding anything to the contrary in this Agreement, Buyer shall provide, at a minimum, severance benefits substantially equivalent to the benefits contained in the plans listed or as described on Schedule 5.4(d) to Transferred Employees whose employment is terminated involuntarily by Buyer on or before March 31, 2012 other than terminations in circumstances that would not require payments of severance benefits under Seller’s severance plan.
     (e) To the extent permitted under applicable Buyer Benefit Plans, (i) Buyer shall use commercially reasonable efforts to waive any pre-existing condition exclusion (to the extent such exclusion was waived under applicable health and Welfare Plans offered to the Transferred Employees by Seller or a Subsidiary) and proof of insurability, and (ii) the medical and dental plans maintained by Buyer and any Affiliate of Buyer shall recognize as dependents of the Transferred Employees the dependents recognized by Seller’s or the applicable Subsidiary’s medical and dental plans.
     (f) As soon as practicable following the Closing Date, Buyer shall cause one or more defined contribution savings plans intended to qualify under sections 401(a) and 401(k) of the Code (the “Buyer Savings Plan”) to provide for the receipt of Transferred Employees’ lump sum cash distributions, in the form of an eligible rollover distribution from the LSI Corporation 401(k) Plan, provided such rollovers are made at the election of the Transferred Employees and in accordance with the terms of the Buyer Savings Plan. Seller shall cause the LSI Corporation 401(k) Plan to fully vest Transferred Employees in their accounts immediately prior to the Closing and permit the Transferred Employees to elect a lump sum cash distribution of benefits accrued through the Closing Date in accordance with the Code.

     (g) Seller shall make and be responsible for incentive compensation payments, if any, earned by the Transferred Employees for the period from January 1, 2011 to and including the Closing Date under the applicable incentive plans in effect for any such period (including any pro rata amount with respect to such period under a plan or program ending or vesting on or after the Closing Date). Buyer shall not assume or otherwise become liable for, and Seller shall not transfer to Buyer, any liabilities of Seller with respect to accrued but unused vacation and sabbatical leave (collectively, the “Accrued Amounts”). At the Closing, Seller shall pay to each Transferred Employee the Accrued Amount with respect to such Transferred Employee; provided, that with respect to Transferred Employees in the European Union, Seller shall pay to Buyer each such Transferred Employee’s applicable Accrued Amount, including for the avoidance of doubt, any applicable employee’s and employer’s social contributions, in each case to the extent required pursuant to applicable Law.
     (h) As soon as practicable following the Closing, Seller shall provide Buyer with a schedule setting forth the number of employees and the work location of each employee of Seller or any Subsidiary in the United States who terminated employment within the ninety (90) day period prior to the Closing Date.
     (i) Notwithstanding anything herein to the contrary, nothing in this Agreement shall require Buyer or a Buyer Designee to employ any Business Employees, or to employ any Transferred Employee on anything other than an at-will basis, terminable at any time with or without cause unless required otherwise under applicable Law. Nothing in this Section 5.4, expressed or implied, shall confer upon any employee or former employee of Seller or any Subsidiary or related entities (including, without limitation, the Transferred Employees) any rights or remedies (including, without limitation, any right to employment or continued employment for any specified period) of any nature or kind whatsoever, under or by reason of this Section 5.4. It is expressly agreed that the provisions of this Section 5.4 are not intended to be for the benefit of or otherwise be enforceable by, any third party, including, without limitation, any Transferred Employees. No provision of this Section 5.4 shall create any rights in any such persons in respect of any benefits that may be provided under any Benefit Plan or any plan or arrangement which may be established or maintained by Buyer, shall be construed to establish, amend, or modify an Benefit Plan or any other benefit plan, program, agreement or arrangement nor shall require Seller, Buyer or any Affiliate of Seller or Buyer to continue or amend any particular benefit plan and any such plan may be amended or terminated in accordance with its terms and applicable Law.
     (j) Seller or a Subsidiary shall use reasonable commercial efforts to cause each Transferred Employee located in India to enter into a general release of claims against Seller in customary form.
     (j) The Seller and its Subsidiaries shall execute and perform all such deeds, documents, and acts as may be reasonably required to continue to make available to Transferred Employees in India their respective account balances in the Provident Fund Plan and the Gratuity Fund following their transfer to Buyer or a Buyer Designee.
     (k) None of the Business Employees in India are “workmen” as defined under Indian Law.

     5.5 Collateral Agreements; Leased Equipment; Premises
     (a) On or prior to the Closing Date, Buyer or a Buyer Designee shall execute and deliver to Seller, and Seller or the applicable Subsidiary shall execute and deliver to Buyer or a Buyer Designee, the Collateral Agreements. In addition, on or prior to the Closing Date Buyer and Seller shall negotiate in good faith an arm’s-length customer and technical support agreement from Buyer to Seller related to Engenio Products currently used by Seller in its information technology infrastructure.
     (b) Promptly after the date hereof, Seller shall provide Buyer with the costs and other terms applicable to the Leased Equipment and Buyer shall decide whether such Leased Equipment will (a) transfer to Buyer or a Buyer Designee as of the Closing Date by Buyer or a Buyer Designee assuming the leases for such equipment, (b) become the property of Buyer or a Buyer Designee as of the Closing Date by Buyer or a Buyer Designee paying for the costs of purchasing such equipment pursuant to the leases (the “Purchased Leased Equipment”), or (c) remain the property of Seller or a Subsidiary as of the Closing Date (the “Excluded Leased Equipment”).
     (c) Prior to the Closing Date, parties agree to negotiate in good faith to demarcate in a manner reasonably acceptable to Buyer and Seller (i) the portion of the Transferred Premises that will be leased on a transition basis to Seller pursuant to the Transition Services Agreement, and (ii) the portion of the Assumed Leases to be subleased by Seller or its Subsidiary to Buyer or a Buyer Designee.
     5.6 Regulatory Compliance; Post-Closing Cooperation
     (a) Subject to Section 5.6(b), upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable commercial efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable; (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Bodies and the making of all necessary registrations and filings (including filings with Governmental Bodies, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Body; (iii) the obtaining of all necessary consents, approvals or waivers from Third Parties; (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the Collateral Agreements or the consummation of the transactions contemplated hereby or thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Body vacated or reversed; and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Collateral Agreements.

     (b) Seller and Buyer shall timely and promptly make all filings which may be required by each of them in connection with the consummation of the transactions contemplated hereby under the HSR Act and any state, foreign or multinational antitrust legislation or by any other foreign or multinational governmental authority, and the parties shall respectively use all reasonable commercial efforts to cause the receipt of approval of, or prompt termination or expiration of the applicable waiting period under such Laws. Seller and Buyer agree that their respective initial filings under the HSR Act and in respect of any foreign antitrust approval shall be made no later than the fifth (5th) Business Day following the date of this Agreement. Each party shall furnish to the other such necessary information and assistance as the other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any U.S. federal or state or foreign or multinational governmental agency, including any filings necessary under the provisions of the HSR Act. Each party shall provide the other party the opportunity to make copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or its representatives, on the one hand, and the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or any state, foreign or multinational Governmental Body or members of their respective staffs, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Each party agrees to inform promptly the other party of any communication made by or on behalf of such party to, or received by or on behalf of such party from, the FTC, the Antitrust Division or any other state, foreign or multinational Governmental Body regarding any of the transactions contemplated hereby.
     5.7 Contacts with Suppliers and Customers
     Prior to the Closing, Seller and Buyer agree to cooperate to prepare a communications plan for business partners of the Engenio Business, and in contacting any suppliers to, or customers of, the Engenio Business in connection with or pertaining to any subject matter of this Agreement or the Collateral Agreements and to facilitate the transition of the Engenio Business, including the preparation of letters to all customers, suppliers, distributors and other business partners of the Engenio Business to notify them of the Closing and provide information regarding the transition of the Engenio Business to Buyer. The Seller will be responsible for contacting parties to any Contracts for which consent is required in connection with their assignment pursuant to this Agreement. Notwithstanding anything to the contrary contained herein, this Agreement shall not affect Seller’s continuing right to contact customers and suppliers in connection with the operation or conduct of the Engenio Business nor Buyer’s continuing right to contact customers and suppliers in connection with the operation or conduct of its business.
     5.8 Use of the Seller Name
     (a) Buyer and Seller agree as follows:
          (i) Except as provided below, immediately after the Closing Date, Buyer and any Buyer Designee shall cease using “LSI,” or “LSI Corporation” or other similar mark (the “Seller Name”) and any other trademark, design or logo previously or currently used by Seller or any of its Affiliates (other than those that are transferred pursuant to the Intellectual Property

Agreement) in all invoices, letterhead, advertising and promotional materials, office forms or business cards;
          (ii) Except as provided below, within three (3) months after the Closing Date, Buyer shall (A) remove any other trademark, design or logo previously or currently used by Seller or any of its Affiliates from all buildings, signs and vehicles of the Engenio Business; and (B) cease using the Seller Name and any other trademark, design or logo previously or currently used by Seller or any of its Affiliates (other than those that are transferred pursuant to the Intellectual Property Agreement) in electronic databases, web sites, product instructions, packaging and other materials, printed or otherwise.
          (iii) Buyer and Buyer Designees shall not be required at any time to remove the Seller Name and any other trademark, design or logo previously or currently used by Seller or any of its Affiliates from Inventory of the Engenio Business that is in existence as of the Closing Date, nor shall Buyer nor Buyer Designees be required at any time to remove such Seller Name and any such other trademark, design or logo from schematics, plans, manuals, drawings, machinery, tooling including hand tools, and the like of the Engenio Business in existence as of the Closing Date to the extent that such instrumentalities are used in the ordinary internal operation or conduct of the Engenio Business and are neither generally observed by the public nor intended for use as means to effectuate or enhance sales;
          (iv) Buyer and Buyer Designees shall have the right to sell existing Inventory and to use existing packaging, labeling, containers, supplies, advertising materials, technical data sheets and any similar materials bearing the Seller Name or any other trademark, design or logo previously or currently used by Seller or any of its Affiliates until the earlier of (A) one year after the Closing Date or (B) the depletion of existing Inventory;
          (v) Buyer and Buyer Designees shall use Reasonable Efforts (as defined below) to remove the Seller Name and any other trademark, design or logo previously or currently used by Seller or any of its Affiliates (other than those that are transferred pursuant to the Intellectual Property Agreement) from those assets of the Engenio Business (such as, but not limited to, tools, molds, and machines) used in association with the Engenio Products or otherwise reasonably used in the operation or conduct of the Engenio Business after the Closing. For the purposes of this Section 5.8(a)(v), “Reasonable Efforts” means Buyer and Buyer Designees shall remove the Seller Name from such assets but only at such time when such asset is not operated or otherwise is taken out of service in the normal course of business due to regular maintenance or repair (but only for such repairs or maintenance where such removal could normally be undertaken, for example, repair or maintenance of a mold cavity) whichever occurs first; provided that, in no event shall Buyer or any Buyer Designee use the Seller Name after the date which is one (1) year from the Closing Date. Buyer and Buyer Designees shall not be required to perform such removal on such assets that are not or are no longer used to manufacture the Engenio Products or other parts, or if discontinuance of use of such assets is reasonably anticipated during such time period, or from assets stored during that period provided that such marks are removed upon such asset’s return to service or prior to their sale or other disposition.

          (vi) Seller hereby grants to Buyer and Buyer Designees a limited right to use the Seller Name and associated trademarks, designs and logos as specified in, and during the periods, if any, specified in clauses (i) — (v) above.
          (vii) Buyer and its Affiliates shall also have the right to use (in a factual manner that constitute fair use pursuant to applicable Law) the Seller Name solely to the extent necessary to communicate that the Engenio Products were formerly owned by Seller.
     (b) In no event shall Buyer or any Affiliate of Buyer advertise or hold itself out as LSI or an Affiliate of LSI after the Closing Date.
     5.9 Non-Solicitation or Hiring of Transferred Employees
     None of Seller, any of its representatives or any of its Affiliates will at any time prior to the date that is one year after the date hereof, directly or indirectly, solicit the employment of or hire any Transferred Employee without Buyer’s prior written consent. The term “solicit the employment” shall not be deemed to include generalized searches for employees through media advertisements, employment firms or otherwise that are not focused on or directed to Transferred Employees. This restriction shall not apply to any employee whose employment was involuntarily terminated other than for cause by Buyer a Buyer Designee, or their respective successors, after the Closing.
     5.10 No Negotiation or Solicitation
     Prior to the Closing Date, Seller and its Affiliates will not (and Seller will cause each of its employees, officers, representatives and agents or advisors not to and shall cause its Affiliates to cause employees, officers, representatives and agents or advisors not to) directly or indirectly (a) solicit, initiate, entertain, encourage or accept the submission of any proposal, offer or any discussions relating to or that might reasonably be expected to lead to or result in any proposal or offer from any Person relating to the direct or indirect acquisition of the Engenio Business or any portion of the Purchased Assets (other than purchases of Engenio Products or services from the Engenio Business in the ordinary course of business consistent with past practice), or (b) participate in any discussions or negotiations regarding the Engenio Business, furnish any information with respect thereto, or assist or participate in, or facilitate or encourage in any other manner any effort or attempt by any Person to do or seek any of the foregoing. Seller will notify Buyer if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing within two (2) Business Days after receipt of any such offer or proposal, including the identity of the Person making such proposal, offer, inquiry or contact and all material terms thereof.
     5.11 Non-Competition
     (a) Seller agrees that, as part of the consideration for the payment of the Purchase Price, for a period of three (3) years immediately following the Closing Date, neither Seller nor any of its Affiliates will, directly or indirectly, as a principal, stockholder, joint venturer or otherwise, operate, perform or have any ownership interest in any business that designs, develops, manufactures, markets, sells, installs or distributes products in competition with the Engenio Business, except that Seller may (i) continue the activities of its RAID adapter business which develops LSI® MegaRAID® and 3ware® storage controllers and software and the ONStor™ clustered NAS gateway and non-integrated file storage products business of Seller which develops ONStor™ Products, and (ii) purchase or otherwise acquire by merger, purchase of assets, stock (including investing as a minority shareholder), controlling interest or otherwise any Person or business or engage in any similar merger and acquisition activity with any Person the primary business of which is not in competition with the Engenio Business, provided that Seller may not provide any such business access or license to any of the Assigned Intellectual Property for use in any business or product line that competes with the Engenio Business. For the purposes of this Section 5.11(a), ownership of securities of a company whose securities are publicly traded under a recognized securities exchange not in excess of 5% of any class of such securities shall not be considered to be competition with the Engenio Business, and a Person shall not be considered to be in the “primary business” of competing with the Engenio Business if such Person derives less than 20% of its revenues from products that compete with the Engenio Business. For the avoidance of doubt, the parties agree that the agreements and limitations set forth in this Section 5.11 shall not apply to any entity that acquires all or part of Seller in any transaction.
     (b) Seller acknowledges that the restrictions set forth in Section 5.11(a) constitute a material inducement to Buyer’s entering into and performing this Agreement. Seller further acknowledges, stipulates and agrees that a breach of such obligation could result in irreparable harm and continuing damage to Buyer for which there may be no adequate remedy at Law and further agrees that in the event of any breach of said obligation, Buyer may be entitled to injunctive relief and to such other relief as is proper under the circumstances.
     (c) If any provision contained in this Section shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.11, but this Section 5.11 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.11 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.
     5.12 Post Closing Remittances
     If on or after the Closing Date, either Party receives a payment from a Third Party (including a customer of the Engenio Business) that, pursuant to the terms hereof, should have been paid to the other Party, the Party who receives the payment agrees to hold in trust and remit such payment to the Party entitled thereto within five (5) Business Days of such receipt.

     5.13 Prorations and Adjustments
     (a) Except as otherwise expressly provided herein, all ordinary course expenses for (i) rents and other charges or amounts payable included in the Purchased Assets and transferred to Buyer hereunder and (ii) gas, electricity, water, sewer, rent and telephone charges at the Leased Premises and the Transferred Premises, in each case, for the period prior to the Closing Date, will be for the account of Seller and for the period on and after the Closing Date shall be for the account of Buyer. If any Party actually makes any payments that are, in whole or in part, designated as payments for the period allocated to the other Party under this Section 5.13, such other Party shall promptly reimburse such amounts to the Party so making such payments.
     (b) For purposes of calculating prorations, Buyer shall be deemed to own the Purchased Assets, and, therefore be responsible for the expense thereof, as of 12:01 a.m. local time on the day after the Closing Date. All prorations shall be made on the basis of the actual number of days of the month that shall have elapsed as of the Closing Date and based upon a 365-day year. The amount of the prorations shall be subject to adjustment after the Closing, as and when complete and accurate information becomes available, and the Parties agree to cooperate and use their good faith efforts to make such adjustments.
     5.14 Notification of Certain Matters
     Seller shall give prompt written notice to Buyer of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which could reasonably be expected to cause any representation or warranty of Seller in this Agreement to be untrue or inaccurate at or prior to the Closing in any material respect and (b) any failure of Seller in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and Buyer shall give prompt written notice to Seller of (x) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is could reasonably be expected to cause any representation or warranty of Buyer in this Agreement to be untrue or inaccurate at or prior to the Closing in any material respect and (y) any failure of Buyer in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.14 shall not limit or otherwise affect any remedies available to the Party receiving such notice.
     5.15 Title Insurance
     Seller will cooperate with Buyer in Buyer’s obtaining title insurance policies with respect to such of the Transferred Premises and Leased Premises as Buyer shall determine. In addition, Seller will provide an affidavit to Buyer’s title insurance company in reasonable and customary form sufficient for such title insurance company to remove the “standard exceptions,” including any exception for mechanics’ or material suppliers’ liens and any exception for “parties in possession,” and sufficient for the title insurance company to insure any “gap” period prior to recording the instrument of transfer due to Seller’s actions.

     5.16 Closing Statement
     Within ten Business Days after the Closing Date, Seller shall deliver to Buyer a schedule calculated as of the Closing Date of those line items of the Purchased Assets and Assumed Liabilities that are being transferred or assumed, as applicable, pursuant to this Agreement and that would be required to be set forth on a balance sheet prepared in accordance with GAAP (the “Closing Statement”). At least five Business Days prior to the Closing Date, Seller shall deliver a good faith estimate of the amounts to be set forth on the Closing Statement.
     5.17 Indian Assets
     Buyer and Seller will take all actions reasonably required to de-bond and bond Purchased Assets located in India to the extent required by, or otherwise beneficial under, applicable Law.
6. Confidential Nature of Information
     6.1 Confidentiality Agreement
     Buyer agrees that the Confidentiality Agreement shall apply to (a) all documents, materials and other information that it shall have obtained regarding Seller or its Affiliates during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), any investigations made in connection therewith and the preparation of this Agreement and related documents and (b) all analyses, reports, compilations, evaluations and other materials prepared by Buyer or its counsel, accountants or financial advisors that contain or otherwise reflect or are based upon, in whole or in part, any of the provided information; provided, however, that subject to Section 6.2(a), the Confidentiality Agreement shall terminate as of the Closing and shall be of no further force and effect thereafter with respect to information of Seller or its Affiliates the ownership of which is transferred to Buyer or a Buyer Designee.
     6.2 Seller’s Proprietary Information
     (a) Except as provided in Section 6.2(b), after the Closing and for a period of five (5) years following the Closing Date, Buyer agrees that it will keep confidential all of Seller’s and its Affiliates’ Information that is received from, or made available by, Seller in the course of the transactions contemplated hereby, and marked or identified at the time of disclosure as the proprietary or confidential information of Seller (“Seller Proprietary Information”), including, for purposes of this Section 6.2, information about the Engenio Business’s business plans and strategies, marketing ideas and concepts, especially with respect to unannounced products and services, present and future product plans, pricing, volume estimates, financial data, product enhancement information, business plans, marketing plans, sales strategies, customer information (including customers’ applications and environments), market testing information, development plans, specifications, customer requirements, configurations, designs, plans, drawings, apparatus, sketches, software, hardware, data, prototypes, connecting requirements or other technical and business information, except for such Seller Proprietary Information the ownership of which is transferred to Buyer or a Buyer Designee as part of the Purchased Assets.

     (b) Notwithstanding the foregoing, such Seller Proprietary Information shall not be deemed confidential and Buyer shall have no obligation with respect to any such Seller Proprietary Information that:
          (i) at the time of disclosure was already known to Buyer other than as a result of this transaction, free of restriction as evidenced by documentation in Buyer’s possession;
          (ii) is or becomes publicly known through publication, inspection of a product, or otherwise, and through no negligence or other wrongful act of Buyer;
          (iii) is received by Buyer from a Third Party without similar restriction and without breach of any agreement;
          (iv) to the extent it is independently developed by Buyer; or
          (v) is, subject to Section 6.2(c), required to be disclosed under applicable Law or judicial process.
     (c) If Buyer (or any of its Affiliates) is requested or required (by oral question, interrogatory, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any Seller Proprietary Information, Buyer will promptly notify Seller of such request or requirement and will cooperate with Seller such that Seller may seek an appropriate protective order or other appropriate remedy. If, in the absence of a protective order or the receipt of a waiver hereunder, Buyer (or any of its Affiliates) is in the opinion of Buyer’s counsel compelled to disclose the Seller Proprietary Information or else stand liable for contempt or suffer other censure or penalty, Buyer (or its Affiliate) may disclose only so much of the Seller Proprietary Information to the party compelling disclosure as is required by Law. Buyer will exercise its (and will cause its Affiliates to exercise their) reasonable commercial efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such Seller Proprietary Information.
     6.3 Buyer’s Proprietary Information
     (a) Except as provided in Section 6.3(b), after the Closing Date and for a period of five (5) years thereafter, Seller agrees that it will keep confidential all of Seller’s and its Affiliates’ Information that is received from, or made available by, Buyer in the course of the transactions contemplated hereby and marked or identified at the time of disclosure as the proprietary or confidential information of Buyer, or the ownership of which or exclusive use of which is transferred to Buyer as part of the Purchased Assets (collectively, “Buyer Proprietary Information”), including, for purposes of this Section 6.3, information about the Engenio Business’s business plans and strategies, marketing ideas and concepts, especially with respect to unannounced products and services, present and future product plans, pricing, volume estimates, financial data, product enhancement information, business plans, marketing plans, sales strategies, customer information (including customers’ applications and environments), market testing information, development plans, specifications, customer requirements, configurations, designs, plans, drawings, apparatus, sketches, software, hardware, data, prototypes, connecting requirements, other technical and business information and information regarding Business Employees.

     (b) Notwithstanding the foregoing, such Buyer Proprietary Information regarding the Engenio Business shall not be deemed confidential and Seller shall have no obligation with respect to any such Buyer Proprietary Information that:
          (i) is or becomes publicly known through publication, inspection of a product, or otherwise, and through no negligence or other wrongful act of Seller;
          (ii) is received by Seller after the Closing Date from a Third Party without similar restriction and without breach of any agreement; or
          (iii) is, subject to Section 6.3(c), required to be disclosed under applicable Law or judicial process.
     (c) If Seller (or any of its Affiliates) is requested or required (by oral question, interrogatory, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any Buyer Proprietary Information regarding the Engenio Business, Seller will promptly notify Buyer of such request or requirement and will cooperate with Buyer such that Buyer may seek an appropriate protective order or other appropriate remedy. If, in the absence of a protective order or the receipt of a waiver hereunder, Seller (or any of its Affiliates) is in the opinion of Seller’s counsel compelled to disclose the Buyer Proprietary Information or else stand liable for contempt or suffer other censure or penalty, Seller (or its Affiliate) may disclose only so much of the Buyer Proprietary Information to the party compelling disclosure as is required by Law. Seller will exercise its (and will cause its Affiliates to exercise their) reasonable commercial efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such Buyer Proprietary Information.
     6.4 Confidential Nature of Agreements
     Except to the extent that disclosure thereof is required under accounting, stock exchange or federal securities or labor relations Laws disclosure obligations or pursuant to legal process, both parties agree that the terms and conditions of this Agreement, the Collateral Agreements and all Schedules, attachments and amendments hereto and thereto shall be considered confidential or proprietary information protected under this Article 6. Notwithstanding anything in this Article 6 to the contrary, in the event that any such Information is also subject to a limitation on disclosure or use contained in another written agreement between Buyer and Seller or either of their respective Affiliates that is more restrictive than the limitation contained in this Article 6, then the limitation in such agreement shall supersede this Article 6.
7. Closing
     At the Closing, the following transactions shall take place:
     7.1 Deliveries by Seller or the Subsidiaries
     On the Closing Date, Seller shall, or shall cause a Subsidiary to, execute and deliver to Buyer or a Buyer Designee the following:
     (a) the Collateral Agreements;

     (b) the consents, waivers or approvals identified by Buyer on Schedule 7.1(b) (the “Required Closing Consents”);
     (c) a certificate of an appropriate officer of Seller, dated the Closing Date, certifying to the fulfillment of the conditions set forth in Sections 8.2(a) and (b), and an incumbency certificate of an Assistant Secretary of Seller, dated the Closing Date, in customary form; and
     (d) all such other bills of sale, assignments and other instruments of assignment, transfer or conveyance as Buyer or a Buyer Designee may reasonably request or as may be otherwise necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Purchased Assets to Buyer or a Buyer Designee or to put Buyer or a Buyer Designee in actual possession or control of the Purchased Assets; provided that all information (including documents) capable of electronic transmission will be transmitted to Buyer or the applicable Buyer Designee in such manner, in which case such information shall not be transferred in any tangible form, and any inadvertent transfer of a tangible manifestation of such information shall promptly be returned to Seller or the applicable Selling Subsidiary upon discovery of Buyer’s or such Buyer Designee’s receipt thereof.
     7.2 Deliveries by Buyer or a Buyer Designee
     On the Closing Date, Buyer shall, or shall cause a Buyer Designee to, execute and deliver to Seller or a Subsidiary the following:
     (a) the Purchase Price;
     (b) the Collateral Agreements;
     (c) a certificate of an appropriate officer of Buyer, dated the Closing Date, certifying to the fulfillment of the conditions set forth in Sections 8.3(a) and (b), and an incumbency certificate of an Assistant Secretary of Seller of Buyer, dated the Closing Date, in customary form; and
     (d) all such other documents and instruments as Seller or a Subsidiary may reasonably request or as may be otherwise necessary or desirable to evidence and effect the assumption by Buyer or a Buyer Designee of the Assumed Liabilities.
     7.3 Closing Date
     The Closing shall take place at the offices of LSI, 1621 Barber Lane, Milpitas, California, at 10:00 a.m. local time within three (3) Business Days following the date on which the last of the conditions specified in Article 8 to be satisfied or waived has been satisfied or waived (other than conditions which can only be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions), or at such other place or time or on such other date as Seller and Buyer may agree upon in writing (such date and time being referred to herein as the “Closing Date”); provided, however, that notwithstanding the foregoing, in no event shall the Closing Date occur prior to May 6, 2011.

     7.4 Contemporaneous Effectiveness
     All acts and deliveries prescribed by this Article 7, regardless of chronological sequence, will be deemed to occur contemporaneously and simultaneously on the occurrence of the last act or delivery, and none of such acts or deliveries will be effective until the last of the same has occurred.
8. Conditions Precedent to Closing
     8.1 General Conditions
     The respective obligations of Buyer and Seller to effect the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:
     (a) Legal Proceedings. No Governmental Body shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, non-appealable judgment, decree, injunction or other order which is in effect on the Closing Date and which prohibits, restricts or delays consummation of the transactions contemplated by this Agreement or the Collateral Agreements and there shall be no pending lawsuit, claim or legal action relating to the transactions contemplated by this Agreement or any of the Collateral Agreements which seeks to prohibit or restrict the transactions contemplated by this Agreement.
     (b) Antitrust Laws. Any applicable waiting period or approvals of a Governmental Body under the HSR Act or applicable foreign antitrust Laws, respectively, relating to the transactions contemplated by this Agreement or the Collateral Agreements shall have expired or been terminated.
8.2 Conditions Precedent to Buyer’s Obligations
     The obligations of Buyer to effect the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any of which may be waived in writing by Buyer:
     (a) Representations and Warranties of Seller True and Correct at Closing. The representations and warranties of Seller contained in this Agreement or in any certificate delivered pursuant to the provisions of this Agreement that are qualified by the words “material,” “Seller Material Adverse Effect” and similar phrases shall be true and correct in all respects at and as of date of this Agreement and at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all respects as of the specified date, and the representations and warranties of Seller contained in this Agreement or in any Schedule, certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects at and as of date of this Agreement and at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of the specified date.

     (b) Performance by Seller. Seller and/or the applicable Subsidiary shall have delivered all of the documents required under Section 7.1 and shall have otherwise performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to or at the Closing, including executing the Collateral Agreements.
     (c) Seller Material Adverse Effect. There shall not have occurred a Seller Material Adverse Effect from the date hereof to the Closing Date.
     8.3 Conditions Precedent to Seller’s Obligations
     The obligations of Seller to effect the Closing of the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any of which may be waived in writing by Seller:
     (a) Representations and Warranties of Buyer True and Correct at Closing. The representations and warranties of Buyer contained in this Agreement or in any certificate delivered pursuant to the provisions of this Agreement that are qualified by the words “material,” “material adverse effect” and similar phrases shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all respects as of the specified date, and the representations and warranties of Buyer contained in this Agreement or in any Schedule, certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby that are not so qualified shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of the specified date.
     (b) Performance by Buyer. Buyer and/or the applicable Buyer Designee shall have delivered all of the documents required under Section 7.2 and shall have otherwise performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to or at the Closing, including executing the Collateral Agreements.
9. Indemnification
     The rights and obligations of Buyer and Seller under this Agreement shall be subject to the following terms and conditions:
     9.1 Effect of Investigation
     The right to indemnification or other remedy of Buyer or its Affiliates hereunder based on the representations, warranties, covenants and agreements herein will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, by the Buyer or its Affiliates, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.
     9.2 Survival of Representations and Warranties
     The representations and warranties of Buyer and Seller contained in this Agreement shall survive the Closing solely for purposes of this Article 9 and such representations and warranties shall terminate at the close of business on the date that is eighteen (18) months after the Closing Date; provided, however, that (i) the representations and warranties in Section 3.7(d) with respect to environmental matters and the representations and warranties relating to Tax and ERISA matters shall survive the Closing and shall terminate at the close of business on the 120th day following the expiration of the applicable statute of limitations with respect to the environmental, Tax or ERISA liabilities in question (giving effect to any waiver, mitigation or extension thereof), (ii) the representations and warranties in Section 3.13 shall terminate at the close of business on the date that is twenty-four (24) months after the Closing Date and (iii) the representations and warranties in Section 3.2 with respect to authorization and Section 3.5(a) with respect to title shall survive indefinitely. Neither Seller nor Buyer shall have any liability whatsoever with respect to any such representations or warranties after the applicable expiration date; provided, however, that, notwithstanding anything herein to the contrary, the obligations of Buyer or Seller to indemnify and hold harmless any Indemnified Party shall not terminate with respect to any claim or right to indemnification as to which such Indemnified Party shall have made in good faith and with reasonable specificity under the circumstances before the applicable expiration date, provided notice to the Indemnifying Party in accordance with this Article 9 and, in such case, such claim or right to indemnification shall survive indefinitely until such claim has been finally resolved.
     9.3 General Agreement to Indemnify
     (a) Seller and Buyer shall indemnify, defend and hold harmless the other party hereto, and Affiliates thereof, and any director, officer, employee or agent of such other party or Affiliates thereof (each an “Indemnified Party”) from and against any and all claims, actions, suits, proceedings, liabilities, obligations, losses, and damages, amounts paid in settlement, interest, costs and expenses (including reasonable attorney’s fees, court costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”) incurred or suffered by any Indemnified Party to the extent that the Losses arise by reason of, or result from (i) subject to Section 9.2, any breach or any failure of any representation or warranty of such party contained in this Agreement or any certificate delivered in connection with this Agreement to have been true when made and at and as of the Closing Date, or (ii) the breach by such party of any covenant or agreement of such party contained in this Agreement to the extent not waived by the other party.
     (b) Seller further agrees to indemnify and hold harmless Buyer and Affiliates thereof, and any director, officer, employee or agent of Buyer or Affiliates thereof (each a “Buyer Indemnified Party”) from and against any Losses incurred by Buyer or any Buyer Indemnified Party arising out of, resulting from, or relating to: (i) the Excluded Liabilities; (ii) Buyer’s waiver of, or noncompliance with, any applicable Bulk Sales Laws; and (iii) any claim, demand or liability for Taxes relating to, pertaining to, or arising out of the Engenio Business or the Purchased Assets for any Pre-Closing Tax Period.
     (c) Buyer further agrees to indemnify and hold harmless Seller and Affiliates thereof, and any director, officer, employee or agent of Seller or Affiliates thereof (each a “Seller Indemnified Party”) from and against any Losses incurred by Seller or any Seller Indemnified Party arising out of, resulting from, or relating to: (i) any failure of Buyer to discharge any of the Assumed Liabilities; and (ii) any claim, demand or liability for Taxes relating to, pertaining to, or arising out of the Engenio Business or the Purchased Assets for any Post-Closing Tax Period.
     (d) Amounts payable in respect of the parties’ indemnification obligations shall be treated as an adjustment to the Purchase Price for Tax purposes and shall be treated as such by Buyer and Seller on their Returns to the extent permitted by law. Whether or not the Indemnifying Party (as defined below) chooses to defend or prosecute any Third-Party Claim (as defined below), both parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith or as provided in Section 5.1.
     (e) The indemnification obligations of each party hereto under this Article 9 shall inure to the benefit of the directors, officers and Affiliates of the other party hereto on the same terms as are applicable to such other party.
     (f) The Indemnifying Party’s liability for all claims made under Section 9.3(a)(i) shall be subject to the following limitations: (i) the Indemnifying Party shall have no liability for such claims until the aggregate amount of the Losses incurred shall exceed five tenths of one percent (0.5%) of the Purchase Price (the “Threshold Amount”) in which case the Indemnifying Party shall be liable for the entire amount of such Losses (subject to the limit set forth in clause (ii)) and not just the amount of the Losses that exceeds the Threshold Amount, and (ii) the Indemnifying Party’s aggregate liability for all such claims shall not exceed ten percent (10%) of the Purchase Price (the “Cap Amount”); provided, however, in no event shall the limitations in clauses (i) and (ii) of this Section 9.3(f) apply to (a) Losses resulting from fraud or intentional misrepresentation or (b) Losses arising out of breaches of the representations and warranties set forth in Sections 3.3, 3.5(a) and 3.20. The Indemnified Party may not make a claim for indemnification under Section 9.3(a)(i) after the expiration of the applicable survival period specified in Section 9.2; provided, however, that, notwithstanding anything herein to the contrary, so long as such Indemnified Party shall have, before the applicable expiration date, provided notice of a claim (made in good faith and with reasonable specificity under the circumstances) before the applicable expiration date to the Indemnifying Party in accordance with this Article 9, then, in such case, such claim or right to indemnification shall survive indefinitely until such claim has been finally resolved. Notwithstanding anything herein to the contrary, for purposes of this Article 9, all “materiality”, “Seller Material Adverse Effect” and similar qualifications in the representations and warranties contained in this Agreement (or contained, incorporated or referenced in any certificate delivered pursuant to this Agreement) shall be disregarded for purposes of calculating the amount of such Losses, but shall not be disregarded for purposes of determining whether a breach of any such representation or warranty contained in this Agreement (or contained, incorporated or referenced in any certificate delivered pursuant to this Agreement) has occurred.
     (g) The indemnification provided in this Article 9 shall be the sole and exclusive remedy after the Closing Date for damages available to the parties to this Agreement for breach of any of the terms, conditions, covenants, representations or warranties contained herein or any right, claim or action arising from the transactions contemplated by this Agreement; provided, however, this exclusive remedy for damages does not preclude a party from bringing an action for (i) specific performance or other equitable remedy to require a party to perform its obligations under this Agreement or any Collateral Agreement or (ii) fraud or intentional misrepresentation.
     (h) Notwithstanding anything contained in this Agreement to the contrary, no party shall be liable to the other party for indirect, special, punitive, exemplary or consequential loss or damage arising out of this Agreement, provided, however, the foregoing shall not be construed to preclude recovery by the Indemnified Party in respect of Losses directly incurred from Third Party Claims. Both parties shall mitigate their damages.
     (i) The rights to indemnification under this Section 9.3 shall not be subject to set-off for any claim by the Indemnifying Party against any Indemnified Party, whether or not arising from the same event giving rise to such Indemnified Party’s claim for indemnification.
     9.4 General Procedures for Indemnification
     (a) The Indemnified Party seeking indemnification under this Agreement shall promptly notify the party against whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any action, suit or proceeding by any Third Party, in respect of which indemnity may be sought hereunder and shall give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (unless and to the extent that the Indemnifying Party has suffered material prejudice by such failure). If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party, then the Indemnifying Party shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within twenty (20) days of receipt of notice from the Indemnified Party of the commencement of or assertion of any claim, action, suit or proceeding by a Third Party in respect of which indemnity may be sought hereunder (a “Third-Party Claim”), to assume the defense of such Third-Party Claim only if such Third-Party Claim (i) involves (and continues to involve) solely money damages or (ii) involves (and continues to involve) claims for both money damages and equitable relief against the Indemnified Party that cannot be severed, where the claims for money damages are the primary claims asserted by the Third Party and the claims for equitable relief are incidental to the claims for money damages; provided further, that in the case where Seller is the Indemnifying Party, as additional requirements in addition to the foregoing, the Seller shall only be permitted to assume the defense of such Third-Party Claim in the event that the monetary damages that are sought (or that would reasonably be expected to be sought) in connection with such Third-Party Claim do not exceed the Cap Amount or such lesser remaining amount after deducting therefrom the amount of all other previously paid and outstanding unpaid and/or unresolved claims pursuant to this Article 9. If the Indemnifying Party has not acknowledged in writing its obligation to indemnify the Indemnified Party, then the Indemnified Party shall have the right to assume and control the defense against such Third Party Claim. In the event that any party exercises its right to undertake any such defense against any Third Party Claim as provided above, then the other parties shall cooperate in such defense and make available at such cooperating party expense all witnesses, pertinent records, materials and information in such party’s possession and control relating thereto as is reasonably required to by the party conducting the defense.
     (b) The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense, the defense of any Third-Party Claim that the other is defending, as provided in this Agreement.
     (c) The Indemnifying Party, if it has assumed the defense of any Third-Party Claim as provided in this Agreement, shall not consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or judgment relates solely to monetary damages and, in addition, in the case where Seller is the Indemnifying Party, such monetary damages do not exceed the Cap Amount or such lesser remaining amount after deducting therefrom the amount of all other previously paid and outstanding unpaid and/or unresolved claims pursuant to this Article 9. The Indemnifying Party shall not, without the Indemnified Party’s prior written consent, enter into any compromise or settlement that (i) commits the Indemnified Party to take, or to forbear to take, any action, or (ii) does not provide for a complete release by such Third Party of the Indemnified Party. The Indemnified Party shall have the sole and exclusive right to settle any Third-Party Claim, on such terms and conditions as it deems reasonably appropriate, to the extent such Third-Party Claim involves equitable or other non-monetary relief against the Indemnified Party, and shall have the right to settle any Third-Party Claim involving money damages for which the Indemnifying Party has not assumed the defense pursuant to this Section 9.4 with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.
     (d) In the event an Indemnified Party shall claim a right to payment pursuant to this Agreement, such Indemnified Party shall send written notice of such claim to the Indemnifying Party; but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (unless and to the extent that the Indemnifying Party has suffered material prejudice by such failure). Such notice shall specify the basis for such claim, the amount thereof, if known, and the method of computation thereof, all with reasonable particularity and shall contain a reference to the provisions of this Agreement in respect of which such a claim shall be incurred. Such notice shall be given promptly after the Indemnified Party becomes aware of the basis for each such a claim. The Indemnifying Party shall, within thirty (30) days after receipt of such notice of an indemnified Loss, and subject to the limitations set forth in Section 9.3, (i) pay or cause to be paid to the Indemnified Party the amount of such Loss specified in such notice which the Indemnifying Party does not contest, or (ii) notify the Indemnified Party if it wishes to contest the existence or amount of part or all of such a Loss by stating with particularity the basis upon which it contests the existence or amount thereof.

10. Miscellaneous Provisions
     10.1 Notices
     All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt if (i) mailed by certified or registered mail, return receipt requested, (ii) sent by Federal Express or other express carrier, fee prepaid, (iii) sent via facsimile with receipt confirmed, or (iv) delivered personally, addressed as follows or to such other address or addresses of which the respective party shall have notified the other.

If to Seller, to:	LSI Corporation
Attn: Chief Financial Officer
1621 Barber Lane
Milpitas, CA 18109
United States of America
Facsimile: (408) 433-7306

With a copy to:	LSI Corporation
Attn: Vice President — Law
1110 American Parkway NE
Allentown, PA 18109
United States of America
Facsimile: (610) 712-5712

If to Buyer, to:	NetApp, Inc.
Attention: General Counsel
495 East Java Drive
Sunnyvale, CA 94089
United States of America
Facsimile: (408) 822-4501

With a copy to:	Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
United States of America
Attention: Peter Kerman and Tad Freese
Facsimile: (650) 463-2600
     10.2 Expenses
     Except as otherwise provided herein, each party to this Agreement will bear all of the fees, costs and expenses incurred by it in connection with the transactions contemplated hereby, whether or not such transactions are consummated.
     10.3 Entire Agreement; Modification
     The agreement of the parties, which consists of this Agreement, the Schedules and Exhibits hereto and the documents referred to herein, sets forth the entire agreement and understanding between the parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement, including the Confidentiality Agreement. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby, and in accordance with Section 11.3.
     10.4 Assignment; Binding Effect; Severability
     This Agreement may not be assigned by any party hereto without the other party’s written consent; provided, that Buyer may transfer or assign in whole or in part to one or more Buyer Designee its right to purchase all or a portion of the Purchased Assets, but no such transfer or assignment will relieve Buyer of its obligations hereunder. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors, legal representatives and permitted assigns of each party hereto. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either party, in which event the parties shall use reasonable commercial efforts to arrive at an accommodation that best preserves for the parties the benefits and obligations of the offending provision.
     10.5 Governing Law
     THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS PERFORMED ENTIRELY WITHIN THAT STATE, IRRESPECTIVE OF THE CHOICE OF LAWS PRINCIPLES OF THE STATE OF NEW YORK, AS TO ALL MATTERS, INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, ENFORCEABILITY, PERFORMANCE AND REMEDIES.
     10.6 Consent to Jurisdiction
     Each of Buyer and Seller irrevocably submits to the exclusive jurisdiction of (i) the Supreme Court of the State of New York, New York County, and (ii) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and each agrees that no such action, suit or proceeding relating to this Agreement or any transaction contemplated hereby shall be brought by it or any of its Affiliates except in such courts). Buyer further agrees, and Seller further agrees, that service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth in Section 10.1 above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of Buyer and Seller irrevocably and unconditionally waives (and agrees not to plead or claim), any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     10.7 Waiver of Jury Trial
     Each party hereby waives, and agrees to cause each of its Affiliates to waive, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each party (i) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.7.
     10.8 Execution in Counterparts
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     10.9 Public Announcement
     Prior to the signing of this Agreement, Seller and Buyer shall prepare a mutually agreeable release announcing the transaction contemplated hereby. Except for such press release, neither Seller nor Buyer shall, without the approval of the other, make any press release or other announcement concerning the existence of this Agreement or the terms of the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by Law, in which case the other party shall be advised and the parties shall use their reasonable commercial efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude, or require notification to the other Party of, communications or disclosures necessary to comply with accounting, stock exchange or federal securities or labor relations Law disclosure obligations.
     10.10 No Third-Party Beneficiaries
     Nothing in this Agreement, express or implied, is intended to or shall (a) confer on any Person other than the Parties and their respective successors or assigns (other than the right to indemnification of Indemnified Parties hereunder) any rights (including Third-Party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement or (b) constitute the parties hereto as partners or as participants in a joint venture. This Agreement shall not provide Third Parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement. Nothing in this Agreement shall be construed as giving to any Business Employee, or any other individual, any right or entitlement to employment or continued employment or any right or entitlement under any Benefit Plan, policy or procedure maintained by Seller, except as expressly provided in such Benefit Plan, policy or procedure. No Third Party shall have any rights under Section 502, 503 or 504 of ERISA, any comparable applicable Law of any other jurisdiction, or any regulations thereunder because of this Agreement that would not otherwise exist without reference to this Agreement. No Third Party shall have any right, independent of any right that exists irrespective of this Agreement, under or granted by this Agreement, to bring any suit at Law or equity for any matter governed by or subject to the provisions of this Agreement.

11. Termination; Amendment and Waiver
     11.1 Termination
     This Agreement may be terminated at any time prior to the Closing Date by:
     (a) Mutual Consent. The mutual written consent of Buyer and Seller;
     (b) Failure of Buyer Condition. Buyer upon written notice to Seller if any of the conditions to the Closing set forth in Section 8.2 shall have become incapable of fulfillment by the Termination Date and shall not have been waived in writing by Buyer;
     (c) Failure of Seller Condition. Seller upon written notice to Buyer if any of the conditions to the Closing set forth in Section 8.3 shall have become incapable of fulfillment by the Termination Date and shall not have been waived in writing by Seller;
     (d) Court or Administrative Order. Buyer or Seller if (i) there shall be in effect a final, non-appealable order of a court or government administrative agency of competent jurisdiction prohibiting the consummation of the transactions contemplated hereby or (ii) if there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited; or
     (e) Delay. Buyer or Seller if the Closing shall not have occurred by July 31, 2011 (the “Termination Date”); provided, however, that the party seeking termination pursuant to clause (b), (c) or (e) is not then in breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement.
     11.2 Effect of Termination
     In the event of the termination of this Agreement in accordance with Section 11.1, this Agreement shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, except for the obligations of the parties hereto as provided in Article 6 relating to the obligations of Buyer and Seller to keep confidential certain information, Section 10.2 relating to certain expenses, Section 10.9 relating to publicity and this Section 11.2. Nothing in this Section 11.2 shall be deemed to release either party from any liability for any knowing, willful and material breach of any representation, warranty, covenant or agreement hereunder prior to termination.
     11.3 Amendment and Waiver
     The Agreement may be amended with respect to any provision contained herein at any time prior to the Closing Date by action of the parties hereto taken by their Boards of Directors or by their duly authorized officers or employees, whether before or after such party’s action. Any term or condition hereof may be waived and at any time prior to the Closing Date by the party hereto which is entitled to the benefits thereof by action taken by its Board of Directors or its duly authorized officer or employee, whether before or after the action of such party. Any such amendment or waiver shall be evidenced by a written instrument duly executed on behalf of each party by its duly authorized officer or employee. The failure of either party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision nor shall it in any way affect the validity of this Agreement or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

     IN WITNESS WHEREOF, each party has caused this Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

LSI CORPORATION
By:	/s/ Abhi Talwalkar
	Name:	Abhi Talwalkar
	Title:	President and Chief Executive Officer

NETAPP, INC.
By:	/s/ Thomas Georgens
	Name:	Thomas Georgens
	Title:	President and Chief Executive Officer